Exhibit (a)(1)

Offer to Purchase for Cash
All Outstanding Shares of Common Stock

of

Avocent Corporation

at

$25.00 Net Per Share

by

Globe Acquisition Corporation
a wholly owned subsidiary

of

Emerson Electric Co.

THE OFFER AND WITHDRAWAL RIGHTS EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME,
AT THE END OF THURSDAY, NOVEMBER 12, 2009, UNLESS THE OFFER IS EXTENDED.

THIS OFFER IS BEING MADE PURSUANT TO THE AGREEMENT AND PLAN OF MERGER, DATED AS OF OCTOBER 5, 2009, AMONG AVOCENT CORPORATION (“AVOCENT”), EMERSON ELECTRIC CO. AND GLOBE ACQUISITION CORPORATION.

THE BOARD OF DIRECTORS OF AVOCENT HAS UNANIMOUSLY (I) DETERMINED THAT THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY, INCLUDING THE OFFER AND THE MERGER, ARE ADVISABLE AND IN THE BEST INTERESTS AND FAIR TO AVOCENT AND AVOCENT’S STOCKHOLDERS AND (II) APPROVED AND AUTHORIZED THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY, INCLUDING THE OFFER AND THE MERGER. AVOCENT’S BOARD OF DIRECTORS RECOMMENDS THAT AVOCENT’S STOCKHOLDERS ACCEPT THE OFFER AND TENDER THEIR SHARES IN THE OFFER.

THE OFFER IS SUBJECT TO VARIOUS CONDITIONS. A SUMMARY OF THE PRINCIPAL TERMS OF THE OFFER APPEARS ON PAGES 1 THROUGH 6. YOU SHOULD READ THIS ENTIRE DOCUMENT CAREFULLY BEFORE DECIDING WHETHER TO TENDER YOUR SHARES.

QUESTIONS AND REQUESTS FOR ASSISTANCE MAY BE DIRECTED TO THE INFORMATION AGENT OR THE DEALER MANAGER AT THE ADDRESSES AND TELEPHONE NUMBERS SET FORTH ON THE BACK COVER OF THIS OFFER TO PURCHASE. REQUESTS FOR ADDITIONAL COPIES OF THIS OFFER TO PURCHASE, THE LETTER OF TRANSMITTAL AND THE NOTICE OF GUARANTEED DELIVERY MAY BE DIRECTED TO THE INFORMATION AGENT. STOCKHOLDERS ALSO MAY CONTACT THEIR BROKERS, DEALERS, BANKS, TRUST COMPANIES OR OTHER NOMINEES FOR ASSISTANCE CONCERNING THE OFFER.

The Dealer Manager for the Offer is:

October 15, 2009

i

SUMMARY TERM SHEET

Globe Acquisition Corporation, a wholly owned subsidiary of Emerson Electric Co., is offering to purchase all outstanding shares of common stock, par value $0.001 per share, of Avocent Corporation for $25.00 per share in cash, without interest, less certain applicable taxes, upon the terms and subject to the conditions set forth in this Offer to Purchase and the related Letter of Transmittal and pursuant to the Agreement and Plan of Merger dated as of October 5, 2009, among Avocent, Emerson and Globe Acquisition Corporation. The following are some of the questions you, as an Avocent stockholder, may have and answers to those questions. You should carefully read this Offer to Purchase and the accompanying Letter of Transmittal in their entirety because the information in this summary term sheet is not complete and additional important information is contained in the remainder of this Offer to Purchase and the Letter of Transmittal. In this Offer to Purchase, unless the context otherwise requires, the terms “we”, “our” and “us” refer to Globe Acquisition Corporation.

Who is offering to buy my securities?

Our name is Globe Acquisition Corporation. We are a Delaware corporation formed for the purpose of making this tender offer for all of the common stock of Avocent. We are a wholly owned subsidiary of Emerson Electric Co., a Missouri corporation. See the “Introduction” to this Offer to Purchase and “Section 9 — Certain Information Concerning Purchaser and Emerson.”

What securities are you offering to purchase?

We are offering to purchase all of the outstanding common stock, par value $0.001 per share, of Avocent. See the “Introduction” to this Offer to Purchase and “Section 1 — Terms of the Offer.”

How much are you offering to pay for my securities and what is the form of payment?

We are offering to pay you $25.00 per share in cash, without interest, less certain applicable taxes but without brokerage fees or commissions. If you are the record holder of your shares (i.e., a stock certificate has been issued to you) and you directly tender your shares to us in the offer, you will not have to pay brokerage fees or similar expenses. If you own your shares through a broker, bank or other nominee, and your broker, bank or other nominee tenders your shares on your behalf, they may charge you a fee for doing so. You should consult your broker, bank or other nominee to determine whether any charges will apply. See the “Introduction” to this Offer to Purchase.

Do you have the financial resources to make payment?

Yes. We will need approximately $1.2 billion to purchase all shares of Avocent’s common stock validly tendered in the offer, to cash out certain equity awards, to refinance Avocent’s credit facility, to pay related fees and expenses and to pay the merger consideration in connection with the merger of us into Avocent, which is expected to follow the successful completion of the tender offer. Emerson will provide us with the necessary funds to pay for the offer through general corporate funds. Consummation of the offer is not subject to any financing condition. See “Section 10 — Source and Amount of Funds.”

Is your financial condition relevant to my decision to tender in the offer?

No. We do not think our financial condition is relevant to your decision whether to tender shares and accept the offer because:

•	the offer is being made for all outstanding shares of Avocent common stock solely for cash;

•	as described above, we, through our parent company, Emerson, will have sufficient funds to purchase all shares validly tendered, and not properly withdrawn, in the offer, and to provide funding for the merger, which is expected to follow the successful completion of the offer;

•	consummation of the offer is not subject to any financing condition; and

•	if we consummate the offer, we expect to acquire any remaining shares for the same cash per share price in any subsequent offering period or the merger.

See “Section 10 — Source and Amount of Funds.”

What are the most significant conditions to the offer?

The offer is conditioned upon, among other things:

•	there being validly tendered in accordance with the terms of the offer and not withdrawn, prior to the expiration of the offer, a number of shares that, together with the shares then owned by us and/or Emerson, represents at least a majority of the total number of shares outstanding;

•	expiration or termination of the applicable waiting period (and any extension thereof) under the Hart-Scott-Rodino Antitrust Improvement Act of 1976, as amended, and the regulations promulgated thereunder; and

•	our receiving all requisite clearances and approvals under the competition laws of Austria, Germany, Hungary and Ireland.

Other conditions of the offer are described in “Section 15 — Conditions of the Offer.” See also “Section 16 — Certain Legal Matters; Regulatory Approvals.” Consummation of the offer is not conditioned on Emerson or Globe Acquisition Corporation obtaining financing.

Is there an agreement governing the offer?

Yes. Avocent, Emerson and Globe Acquisition Corporation have entered into an agreement and plan of merger dated as of October 5, 2009. The merger agreement provides, among other things, for the terms and conditions of the offer and, following consummation of the offer, the merger of Globe Acquisition Corporation into Avocent. See the “Introduction” to this Offer to Purchase and “Section 13 — The Transaction Documents — The Merger Agreement.”

What does Avocent’s board of directors think about the offer?

Avocent’s board of directors has unanimously:

•	determined that the merger agreement and the transactions contemplated by the merger agreement, including the offer and the merger, are advisable and in the best interests of and fair to Avocent and Avocent’s stockholders; and

•	approved and authorized the merger agreement and the transactions contemplated by the merger agreement, including the offer and the merger.

Avocent’s board of directors recommends that Avocent’s stockholders accept the offer and tender their shares in the offer. Avocent has been advised that all of its directors and executive officers intend to tender all of their shares pursuant to the offer.

See “Section 11 — Background of the Offer; Contacts with Avocent” and “Section 13 — The Transaction Documents — The Merger Agreement — Avocent Board Recommendation.”

How long do I have to decide whether to tender in the offer?

You have until at least 12:00 midnight, New York City time, at the end of Thursday, November 12, 2009, to decide whether to tender your shares in the offer. See “Section 1 — Terms of the Offer.” If you cannot deliver everything required to make a valid tender to BNY Mellon Shareowner Services, the depositary for the offer, prior to such time, you may be able to use a guaranteed delivery procedure, which is described in “Section 3 — Procedure for Tendering Shares.” In addition, if we extend the offer or provide a subsequent offering period in the offer as described below under “Introduction” to this Offer to Purchase, you will have an additional opportunity to tender your shares. Please be aware that if your shares are held by a broker, bank or other nominee, they may require advance notification before the expiration date of the offer.

When and how will I be paid for my tendered shares?

Subject to the terms and conditions of the offer, we will pay for all validly tendered and not properly withdrawn shares of Avocent common stock promptly after the later of the date of expiration of the offer and the satisfaction or waiver of the conditions to the offer set forth in “Section 15 — Conditions of the Offer.” We do, however, reserve the right, in our sole discretion and subject to applicable law and the terms of the merger agreement, to delay the acceptance for payment or payment for shares of Avocent common stock until satisfaction of all conditions to the offer relating to governmental or regulatory approvals.

We will pay for your validly tendered and not withdrawn shares by depositing the purchase price with BNY Mellon Shareowner Services, which will act as your agent for the purpose of receiving payments from us and transmitting such payments to you. In all cases, payment for tendered shares of Avocent common stock will be made only after timely receipt by BNY Mellon Shareowner Services of certificates for such shares (or of a confirmation of a book-entry transfer of such shares as described in “Section 3 — Procedure for Tendering Shares”), a properly completed and duly executed Letter of Transmittal (or a manually signed facsimile thereof) and any other required documents for such shares.

Can the offer be extended and under what circumstances?

Yes. If at the scheduled expiration date of the offer, including following a prior extension, any condition to the offer has not been satisfied or waived, we will extend the offer until all conditions are satisfied or waived. In addition, we will extend the offer for any period required by any rule, regulation, interpretation or position of the Securities and Exchange Commission or its staff, The NASDAQ Global Select Market or any period otherwise required by applicable law. We have no obligation, however, to extend the offer beyond the earlier of March 31, 2010 and the date that is 60 days after the first date on which all of the conditions to the Offer have been satisfied other than the condition that a majority of the outstanding shares of Avocent common stock have been validly tendered and not withdrawn (and certain other conditions that by their nature are to be satisfied at the expiration of the Offer). See “Section 1 — Terms of the Offer.”

How will I be notified if the offer is extended?

If we extend the offer, we will inform BNY Mellon Shareowner Services, the depositary for the offer, of that fact and we will make a public announcement of the extension, no later than 9:00 a.m., New York City time, on the business day after the day on which the offer was scheduled to expire.

Will there be a subsequent offering period?

Following the satisfaction of all the conditions to the offer and the acceptance for payment of all the shares tendered during the initial offering period (including any extensions), subject to the terms of the merger agreement, we may elect to provide a subsequent offering period of at least three business days, during which time stockholders whose shares have not been accepted for payment may tender, but not withdraw, their shares and receive the offer consideration. We may also extend the subsequent offering period for any period or periods. We have not at this time made a final decision to provide or not to provide a subsequent offering period. See “Section 1 — Terms of the Offer” and “Section 4 — Withdrawal Rights” of this document for more information concerning any subsequent offering period.

What is the “top-up option” and when will it be exercised?

Under the merger agreement, if we acquire more than a majority but less than 90% of the outstanding shares of Avocent common stock on a fully diluted basis in the offer, we have the option, subject to certain conditions and limitations, to purchase from Avocent up to a number of additional shares of Avocent common stock sufficient to cause us to own at least one share more than 90% of the shares of Avocent common stock then outstanding, on a fully diluted basis, or, at Emerson’s election, on a primary basis, at a price per share equal to the price per share paid in the offer. We refer to this option as the “top-up option.” The top-up option cannot be exercised if the number of top-up option shares would exceed the number of authorized but unissued shares of Avocent’s common stock. If we exercise the top-up option, we will be able to effect a short-

form merger under Delaware law, which means that we may effect the merger without any further action by the stockholders of Avocent.

What is the difference between an extension of the offer and a subsequent offering period?

If the offer is extended, no shares will be accepted or paid for until the extension expires, and you will be able to withdraw your shares until then. A subsequent offering period, if there is one, would occur after we have accepted, and become obligated to pay for, all the shares that were validly tendered and not withdrawn by the time the initial offering period (including any extensions) expires. Shares that are validly tendered during a subsequent offering period will be accepted and paid for as they are received, and cannot be withdrawn. See “Section 1 — Terms of the Offer” and “Section 4 — Withdrawal Rights.”

How do I tender my shares?

If you wish to accept the offer, this is what you must do:

•	If you are a record holder (i.e., a stock certificate has been issued to you), you must complete and sign the enclosed Letter of Transmittal and send it with your stock certificate to BNY Mellon Shareowner Services, the depositary for the offer, or follow the procedures for book-entry transfer set forth in Section 3 of this Offer to Purchase. These materials must reach BNY Mellon Shareowner Services before the offer expires. Detailed instructions are contained in the Letter of Transmittal and in “Section 3 — Procedure for Tendering Shares.”

•	If you are a record holder but your stock certificate is not available or you cannot deliver it to the depositary before the offer expires, you may be able to tender your shares using the enclosed Notice of Guaranteed Delivery. Please call Morrow & Co., Inc., the information agent, at (800) 607-0088 for assistance. See “Section 3 — Procedure for Tendering Shares” for further details.

•	If you hold your Avocent shares through a broker, bank or other nominee, you must contact your broker, bank or other nominee and give instructions that your Avocent shares be tendered.

Until what time can I withdraw tendered shares?

You can withdraw some or all of the shares that you previously tendered in the offer at any time prior to the expiration date of the offer (as it may be extended). Further, if we have not accepted your shares for payment by December 14, 2009, you may withdraw them at any time after December 14, 2009. Once we accept your tendered shares for payment upon expiration of the offer, however, you will no longer be able to withdraw them. In addition, you may not withdraw shares tendered during a subsequent offering period, if we elect to have such a period. See “Section 4 — Withdrawal Rights.”

How do I withdraw tendered shares?

To withdraw shares, you must deliver a written notice of withdrawal, or a facsimile of one, with the required information to BNY Mellon Shareowner Services, the depositary for the offer, while you have the right to withdraw the shares. If you tendered shares by giving instructions to a broker, bank or other nominee, you must instruct the broker, bank or other nominee to arrange to withdraw the shares. See “Section 4 — Withdrawal Rights.”

Will the offer be followed by a merger if all Avocent shares are not tendered in the offer?

If we purchase shares in the offer and the other conditions to the merger are satisfied or, where permissible, waived, we will be merged with and into Avocent. If we purchase shares in the offer, we will have sufficient voting power to approve the merger without the affirmative vote of any other stockholder of Avocent. Furthermore, if pursuant to the offer or otherwise we own in excess of 90% of the outstanding shares, we may effect the merger without any further action by the stockholders of Avocent. If the merger takes place, Avocent will become a wholly owned subsidiary of Emerson, and all remaining stockholders (other than Avocent, Emerson, any of Emerson’s subsidiaries (including us) or any stockholders properly exercising their appraisal rights) will receive $25.00 net per share in cash (or any higher price per share which is paid in the offer). See the “Introduction” to this Offer to Purchase, “Section 12 — Purpose of the Offer; Plans for Avocent; Stockholder Approval; Appraisal Rights” and “Section 13 — The Transaction Documents — The Merger Agreement.”

If I decide not to tender, how will the offer affect my shares?

If the offer is consummated, we are required to merge with and into Avocent, subject to the terms and conditions of the merger agreement. If the merger takes place between Avocent and us, Avocent stockholders not tendering their shares in the offer will receive cash in an amount equal to the price per share paid in the offer. Therefore, if the merger takes place, the only difference between tendering and not tendering your shares is that tendering stockholders will be paid earlier and will not have appraisal rights under the Delaware General Corporation Law (as described below). If, however, the merger does not take place and the offer is consummated, the number of Avocent stockholders and of shares that are still in the hands of the public may be so small that there is no longer an active or liquid public trading market (or, possibly, any public trading market) for shares held by stockholders other than us, and Avocent common stock may no longer meet the requirements for continued listing on The NASDAQ Global Select Market. We cannot predict whether the reduction in the number of shares that might otherwise trade publicly would have an adverse or beneficial effect on the market price for, or marketability of, the shares. Also, Avocent may no longer be required to make filings with the Securities and Exchange Commission or otherwise may no longer be required to comply with the Securities and Exchange Commission rules relating to publicly held companies. See “Section 7 — Possible Effects of the Offer on the Market for the Shares; Stock Exchange Listing(s); Registration under the Exchange Act; Margin Regulations” and “Section 13 — The Transaction Documents — The Merger Agreement.”

Are appraisal rights available in either the offer or the merger?

Appraisal rights are not available as a result of the offer. However, if the merger is consummated, appraisal rights will be available to holders of shares that are not tendered in the offer and, if a vote of the stockholders is required, who do not vote in favor of the merger, subject to and in accordance with Delaware law. A holder of shares must properly perfect such holder’s right to seek appraisal under Delaware law in connection with the merger in order to exercise appraisal rights under Delaware law. See “Section 12 — Purpose of the Offer; Plans for Avocent; Stockholder Approval; Appraisal Rights — Appraisal Rights.”

If you successfully complete the offer, what will happen to Avocent’s board of directors?

If we accept shares of Avocent common stock for payment pursuant to the offer, under the merger agreement, Emerson will become entitled to designate at least a majority of the members of Avocent’s board of directors. In such case, Avocent has agreed to cause Emerson’s designees to be elected or appointed to its board of directors in such number as is proportionate to Emerson’s share ownership, provided that at least two members of Avocent’s board of directors who are not employees of Avocent will remain directors until the effective time of the merger. Therefore, if we accept shares of Avocent common stock for payment pursuant to the offer, Emerson will obtain control of the management of Avocent shortly thereafter. However, prior to the effective time of the merger, the approval of a majority of Avocent’s directors then in office who were not designated by Emerson (or, if there are two or fewer such directors, the approval of all of Avocent’s directors then in office who were not designated by Emerson) will be required for Avocent to authorize any termination of the merger agreement by Avocent, any amendment of the merger agreement requiring action by Avocent’s board of directors or to effect certain other actions related to or in connection with the merger. See “Section 12 — Purpose of the Offer; Plans for Avocent; Stockholder Approval; Appraisal Rights.

What is the market value of my shares as of a recent date?

On October 5, 2009, the last full trading day before we announced the offer and the possible subsequent merger, the closing price of a share of Avocent common stock reported on The NASDAQ Global Select Market was $20.52 per share. On October 14, 2009, the last full trading day before the date of this Offer to

Purchase, the reported closing price of a share of Avocent common stock on The NASDAQ Global Select Market was $24.83. You should obtain current market quotations before deciding whether to tender your shares.

What are the federal income tax consequences of exchanging my shares pursuant to the offer, during a subsequent offering period or pursuant to the merger?

In general, your exchange of shares of Avocent common stock for cash pursuant to the offer, during a subsequent offering period or pursuant to the merger will be a taxable transaction for U.S. federal income tax purposes and generally will also be a taxable transaction under applicable state, local or foreign income or other tax laws. You should consult your tax advisor about the tax consequences to you of exchanging your shares pursuant to the offer, during a subsequent offering period or pursuant to the merger in light of your particular circumstances. See “Section 5 — Material U.S. Federal Income Tax Considerations.”

Who can I talk to if I have questions about the offer?

You can call Morrow & Co., Inc., the information agent for the offer, at (800) 607-0088 or Greenhill & Co., LLC, the dealer manager for the offer, toll free, at (888) 504-7336.

To the Stockholders of Avocent:

INTRODUCTION

Globe Acquisition Corporation, a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Emerson Electric Co., a Missouri corporation (“Emerson”), is offering to purchase all outstanding shares of common stock, par value $0.001 per share, of Avocent Corporation (the “Shares”), a Delaware corporation (“Avocent”), for $25.00 per Share (such price, or any different price per Share as may be paid in the Offer, is referred to as the “Offer Price”), in cash, without interest, less certain applicable taxes, upon the terms and subject to the conditions set forth in this Offer to Purchase and the related Letter of Transmittal (which, as amended or supplemented from time to time, together constitute the “Offer”).

You will not be required to pay brokerage fees, commissions or, except as set forth in Instruction 6 of the Letter of Transmittal, stock transfer taxes on the sale of Shares pursuant to the Offer. However, if you do not complete and sign the Substitute Form W-9 that is included in the Letter of Transmittal (or other applicable form), you may be subject to backup withholding at a rate of 28% on the gross proceeds payable to you. See “Section 3 — Procedure for Tendering Shares — Backup U.S. Federal Income Tax Withholding.” Stockholders with Shares held in street name by a broker, dealer, bank, trust company or other nominee should consult with their nominee to determine if they charge any transaction fees. We will pay all fees and/or expenses incurred in connection with the Offer by each of Greenhill & Co., LLC (the “Dealer Manager”), BNY Mellon Shareowner Services (the “Depositary”) and Morrow & Co., Inc. (the “Information Agent”). See “Section 17 — Fees and Expenses.”

We are making the Offer pursuant to an Agreement and Plan of Merger dated as of October 5, 2009 (the “Merger Agreement”) among Avocent, Emerson and Purchaser. The Merger Agreement provides, among other things, that as soon as possible after consummation of the Offer, Purchaser will merge with and into Avocent (the “Merger”), with Avocent continuing as the surviving corporation and a wholly owned subsidiary of Emerson. At the effective time of the Merger (the “Merger Effective Time”), each outstanding Share (other than any Shares in respect of which appraisal rights are validly exercised under the Delaware General Corporation Law (the “DGCL”) and any Shares held by Avocent, Emerson or any subsidiary of Emerson (including Purchaser)) will be converted into the right to receive the Offer Price. The Merger Agreement provides that, upon the consummation of the Offer, (i) all options to acquire Shares, whether or not vested or exercisable, will be canceled and each holder of an option will be entitled to receive a cash amount (subject to, and net of, certain applicable taxes) equal to the excess, if any, of the Offer Price over the per Share exercise price of such option multiplied by the number of Shares issuable upon exercise of such option in full (after giving effect to the full vesting of all options), (ii) all performance shares that entitle the holder thereof to acquire Shares upon the attainment of performance milestones and such holder’s continued employment with Avocent, whether or not fully earned and whether or not vested, will become fully earned at maximum levels and fully vested and be canceled, and each holder thereof will receive an amount in cash (subject to, and net of, certain applicable taxes) equal to the product of the Offer Price and the maximum number of Shares represented by such holder’s performance shares, (iii) all restricted stock units that entitle the holder thereof to acquire Shares upon such holder’s continued employment with Avocent (excluding restricted stock units held by non-employee directors of Avocent) will be converted into a restricted stock unit to acquire shares of Emerson common stock and will be entitled to acceleration of vesting upon the holder’s termination of employment without cause, and (iv) restricted stock units held by non-employee directors of Avocent, whether or not vested, will become fully vested and be canceled, and each holder thereof will receive an amount in cash (subject to, and net of, certain applicable taxes) equal to the product of the Offer Price and the number of Shares represented by such holder’s restricted stock units (after giving effect to the full vesting of such restricted stock units). The Merger is subject to the satisfaction or waiver of certain conditions described in “Section 15 — Conditions of the Offer.” “Section 13 — The Transaction Documents — The Merger Agreement” contains a more detailed description of the Merger Agreement. “Section 5 — Material U.S. Federal Income Tax Considerations” describes the material U.S. federal income tax consequences of the sale of Shares in the Offer and the Merger.

The Board of Directors of Avocent (the “Avocent Board”) has unanimously (i) determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are advisable and in the best interests of and fair to Avocent and Avocent’s stockholders and (ii) approved and authorized the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger. The Avocent Board recommends that Avocent’s stockholders accept the Offer and tender their Shares in the Offer. Avocent has been advised that all of its directors and executive officers intend to tender all of their Shares pursuant to the Offer.

Morgan Stanley & Co. Incorporated, Avocent’s financial advisor, has delivered to the Avocent Board its written opinion to the effect that, as of October 5, 2009, and based upon and subject to the assumptions, qualifications and limitations set forth therein, the Offer Price to be received by Avocent’s stockholders pursuant to the Offer and the Merger was fair from a financial point of view to such stockholders. The full text of such written opinion containing the assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion is included with Avocent’s Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”), which has been filed by Avocent with the Securities and Exchange Commission (the “SEC”) in connection with the Offer and is being mailed to Avocent’s stockholders with this Offer to Purchase.

The Offer is conditioned upon, among other things, (i) there being validly tendered, in accordance with the terms of the Offer, and not withdrawn, prior to the expiration of the Offer, a number of Shares that, together with the Shares then owned by Emerson and/or Purchaser, represents at least a majority of the total number of Shares outstanding (the “Minimum Condition”), (ii) expiration or termination of the applicable waiting period (and any extension thereof) under the Hart-Scott-Rodino Antitrust Improvement Act of 1976, as amended, and the regulations promulgated thereunder (the “HSR Act”) and (iii) the receipt of all requisite clearances and approvals under the competition laws of Austria, Germany, Hungary and Ireland. The Offer is not conditioned upon Emerson or Purchaser obtaining financing. See “Section 15 — Conditions of the Offer” and “Section 16 — Certain Legal Matters; Regulatory Approvals.”

According to Avocent, as of the close of business on October 1, 2009, there were (i) 44,305,575 Shares issued and outstanding, (ii) outstanding stock options to purchase 2,655,365 Shares (of which 695,580 had an exercise price that is less than the Offer Price), (iii) restricted stock units representing 1,657,677 Shares, and (iv) performance shares representing 861,795 Shares (of which 729,096 were unearned). The Minimum Condition requires that a number of Shares that, together with the Shares then owned by Emerson and/or Purchaser, represents at least a majority of the Shares outstanding, shall have been validly tendered and not withdrawn prior to the expiration of the Offer. Accordingly, assuming that no stock options are exercised and that no restricted stock units or performance shares are exchanged for Shares prior to the expiration of the Offer, the Minimum Condition would be satisfied if approximately 22,152,788 Shares are validly tendered pursuant to the Offer and not withdrawn.

Upon the date when Shares are first accepted for payment under the Offer (the “Acceptance Date”), the Merger Agreement provides that Emerson will be entitled to designate a number of directors, rounded up to the next whole number, to the Avocent Board that is in the same proportion as the Shares beneficially owned by Emerson to the total number of Shares outstanding, provided that at least two members of Avocent’s board of directors who are not employees of Avocent shall remain directors until the Merger Effective Time. Emerson currently intends, promptly after consummation of the Offer, to exercise this right and to designate officers or employees of Emerson or an affiliate of Emerson to serve as directors of Avocent. We expect that such representation on the Avocent Board would permit us to exert substantial influence over Avocent’s conduct of its business and operations. Purchaser currently intends, as soon as possible after consummation of the Offer, to consummate the Merger pursuant to the Merger Agreement. Following the Merger, the directors of Purchaser will be the directors of Avocent.

Under the DGCL, if we acquire, pursuant to the Offer or otherwise, at least 90% of the outstanding Shares, we believe we would be able to effect the Merger under the short-form merger provisions of the DGCL without a vote of Avocent’s stockholders. If we do not acquire at least 90% of the outstanding Shares

(including pursuant to the “top-up” option described below), we will have to seek approval of the Merger Agreement and the Merger by Avocent’s stockholders. Such approval of the Merger Agreement and the Merger would require the affirmative vote of holders of a majority of the outstanding Shares. Assuming that the Minimum Condition and the other conditions to the Offer are satisfied, upon consummation of the Offer, we would own sufficient Shares to enable us, without the affirmative vote of any other of Avocent’s stockholders, to satisfy the stockholder approval requirement to approve the Merger Agreement and the Merger. See “Section 13 — The Transaction Documents — The Merger Agreement.”

The Offer is conditioned upon the fulfillment of the conditions described in “Section 15 — Conditions of the Offer.” The Offer will expire at 12:00 midnight, New York City time, at the end of Thursday, November 12, 2009 unless we extend the Offer.

THIS OFFER TO PURCHASE AND THE RELATED LETTER OF TRANSMITTAL CONTAIN IMPORTANT INFORMATION, AND YOU SHOULD CAREFULLY READ BOTH IN THEIR ENTIRETY BEFORE YOU MAKE A DECISION WITH RESPECT TO THE OFFER.

THE OFFER

1.  Terms of the Offer.  Upon the terms and subject to the conditions set forth in the Offer, we will accept for payment and pay for all Shares that are validly tendered and not withdrawn in accordance with the procedures set forth in “Section 3 — Procedure for Tendering Shares” on or prior to the Expiration Date. “Expiration Date” means 12:00 midnight, New York City time, at the end of Thursday, November 12, 2009 unless extended, in which event “Expiration Date” means the latest time and date at which the Offer, as so extended, will expire.

The Offer is subject to the conditions set forth in “Section 15 — Conditions of the Offer,” which include, among other things, satisfaction of the Minimum Condition, expiration or termination of the applicable waiting period (and any extension thereof) under the HSR Act and receipt of all requisite clearances and approvals under the competition laws of Austria, Germany, Hungary and Ireland. See “Section 16 — Certain Legal Matters; Regulatory Approvals.” Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any extension or amendment), we will purchase, as promptly as practicable after the expiration of the Offer, all Shares validly tendered and not withdrawn prior to the Expiration Date. If any condition to the Offer is not satisfied or waived on any scheduled Expiration Date, Purchaser must extend the Expiration Date (i) for an additional period or periods of reasonable duration until all of the conditions are satisfied or waived and (ii) for any period required by any applicable rule, regulation, interpretation or position of the SEC or its staff, The NASDAQ Global Select Market (“NASDAQ”) or any period otherwise required by applicable law; provided that Purchaser shall not be required to extend the Expiration Date beyond the earlier of (x) March 31, 2010 (the “End Date”) and (y) the date that is 60 days after the date on which all of the conditions to the Offer (other than the Minimum Condition and those that by their nature are to be satisfied at the expiration of the Offer) have been satisfied or, to the extent permitted by the Merger Agreement, waived by Purchaser. Notwithstanding the foregoing, under the terms of the Merger Agreement, Purchaser may not terminate or withdraw the Offer other than in connection with the termination of the Merger Agreement. During any extension of the Offer, all Shares previously tendered and not withdrawn will remain subject to the Offer and subject to your right to withdraw such Shares. See “Section 4 — Withdrawal Rights.”

In accordance with Rule 14d-11 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and the Merger Agreement, we expressly reserve the right to provide, at our option, subject to the terms of the Merger Agreement, a subsequent offering period following the Expiration Date (a “Subsequent Offering Period”). If provided, a Subsequent Offering Period will be an additional period of time, following the expiration of the Offer and the purchase of Shares in the Offer, during which stockholders may tender any Shares not previously tendered in the Offer. If a Subsequent Offering Period is made available, then (i) it will remain open for such period or periods as we will specify of at least three business days, (ii) Shares may be tendered in the same manner as was applicable to the Offer except that any Shares tendered may not be withdrawn, (iii) we will immediately accept and promptly pay for Shares as they are tendered and (iv) the price per Share will be the same as the Offer Price. We may extend any initial Subsequent Offering Period by any period or periods. Pursuant to Rule 14d-7(a)(2) under the Exchange Act, withdrawal rights do not apply to Shares tendered during a Subsequent Offering Period. A Subsequent Offering Period, if one is provided, is not an extension of the Offer, which already would have been completed. For purposes of the Offer, a “business day” means any day other than a Saturday, Sunday or a U.S. federal holiday and consists of the time period from 12:01 a.m. through 12:00 midnight, New York City time.

We have not at this time made a decision to provide or not to provide a Subsequent Offering Period. If we elect to provide or extend a Subsequent Offering Period, we will make a public announcement of such Subsequent Offering Period or extension no later than 9:00 a.m., New York City time, on the next business day after the Expiration Date or the date of termination of the prior Subsequent Offering Period.

We also reserve the right to waive any of the conditions to the Offer and to make any change in the terms of or conditions to the Offer, provided that Avocent’s consent is required for us to (i) waive or change the Minimum Condition, (ii) decrease the Offer Price, (iii) change the form of consideration to be paid in the Offer, (iv) decrease the number of Shares sought in the Offer, (v) extend or otherwise change the Expiration

Date (except to the extent permitted or required by the Merger Agreement), (vi) impose conditions to the Offer in addition to those set forth set forth in the Merger Agreement (which are described below in “Section 15 — Conditions of the Offer”) or (vii) amend or modify the conditions to the Offer set forth in the Merger Agreement (which are described below in “Section 15 — Conditions of the Offer”) or any other term of the Offer, in either case in any manner that broadens any of the conditions to the Offer, would require Purchaser to extend the Offer or is otherwise materially adverse to the holders of Shares.

If we make a material change in the terms of the Offer or waive a material condition to the Offer, we will extend the Offer and disseminate additional tender offer materials to the extent required by applicable law. The minimum period during which a tender offer must remain open following material changes in the terms of the offer, other than a change in price or a change in percentage of securities sought, depends upon the facts and circumstances, including the materiality of the changes. In a published release, the SEC has stated that in its view an offer must remain open for a minimum period of time following a material change in the terms of such offer and that the waiver of a condition such as the Minimum Condition is a material change in the terms of an offer. The release states that an offer should remain open for a minimum of five business days from the date the material change is first published, sent or given to stockholders, and that if material changes are made with respect to information that approaches the significance of price and the percentage of securities sought, a minimum of ten business days generally must be required to allow adequate dissemination and investor response. Accordingly, if, prior to the Expiration Date, we increase the consideration to be paid for Shares in the Offer, and if the Offer is scheduled to expire at any time before the expiration of a period of ten business days from, and including, the date that notice of such increase is first published, sent or given in the manner specified below, we will extend the Offer at least until the expiration of that period of ten business days. If, prior to the Expiration Date, Purchaser increases the consideration being paid for Shares accepted for payment pursuant to the Offer, such increased consideration will be paid to all stockholders whose Shares are purchased pursuant to the Offer, whether or not such Shares were tendered prior to the announcement of the increase in consideration.

Any extension, termination or amendment of the Offer will be followed as promptly as practicable by a public announcement thereof. Without limiting the manner in which we may choose to make any public announcement, we will have no obligation (except as otherwise required by applicable law) to publish, advertise or otherwise communicate any such public announcement other than by making a release to the Dow Jones News Service. In the case of an extension of the Offer, we will make a public announcement of such extension no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date.

Avocent has provided us with its stockholder list and security position listings for the purpose of disseminating the Offer to holders of Shares. We will send this Offer to Purchase, the related Letter of Transmittal and other related documents to record holders of Shares and to brokers, dealers, banks, trust companies and other nominees whose names appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of Shares.

2.  Acceptance for Payment and Payment.  Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any extension or amendment), we will accept for payment and pay for all Shares validly tendered and not properly withdrawn prior to the Expiration Date promptly after the expiration of the Offer. If we provide a Subsequent Offering Period, we will immediately accept and promptly pay for Shares as they are tendered during the Subsequent Offering Period. Notwithstanding the foregoing, subject to the terms and conditions of the Merger Agreement and any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act, we reserve the right, in our sole discretion and subject to applicable law, to delay the acceptance for payment or payment for Shares until satisfaction of all conditions to the Offer relating to governmental or regulatory approvals specified in “Section 16 — Certain Legal Matters; Regulatory Approvals.” For information with respect to approvals that we are or may be required to obtain prior to the completion of the Offer, including under the HSR Act and certain foreign competition laws, see “Section 16 — Certain Legal Matters; Regulatory Approvals.”

We will pay for Shares accepted for payment pursuant to the Offer by depositing the purchase price with the Depositary, which will act as your agent for the purpose of receiving payments from us and transmitting such payments to you.

In all cases (including during any Subsequent Offering Period), payment for Shares accepted for payment will be made only after timely receipt by the Depositary of (i) certificates for such Shares (or of a confirmation of a book-entry transfer of such Shares into the Depositary’s account at the Book-Entry Transfer Facility (defined in “Section 3 — Procedure for Tendering Shares — Book-Entry Delivery”)), (ii) a properly completed and duly executed Letter of Transmittal (or a manually signed facsimile thereof), with any required signature guarantees or an Agent’s Message (defined in “Section 3 — Procedure for Tendering Shares — Book-Entry Delivery”) in connection with a book-entry transfer and (iii) any other documents required by the Letter of Transmittal. For a description of the procedure for tendering Shares pursuant to the Offer, see “Section 3 — Procedure for Tendering Shares.” Accordingly, payment may be made to tendering stockholders at different times if delivery of the Shares and other required documents occurs at different times.

For purposes of the Offer, we will be deemed to have accepted for payment, and thereby purchased, tendered Shares when and if we give oral or written notice of our acceptance to the Depositary.

Under no circumstances will we pay interest on the consideration paid for Shares pursuant to the Offer, regardless of any extension of the Offer or any delay in making such payment.

If we do not accept for payment any tendered Shares pursuant to the Offer for any reason, or if you submit certificates for more Shares than are tendered, we will return certificates (or issue new certificates) representing unpurchased or untendered Shares, without expense to you (or, in the case of Shares delivered by book-entry transfer into the Depositary’s account at the Book-Entry Transfer Facility pursuant to the procedures set forth in “Section 3 — Procedure for Tendering Shares,” the Shares will be credited to an account maintained at the Book-Entry Transfer Facility), promptly following the expiration, termination or withdrawal of the Offer.

We reserve the right to transfer or assign, in whole or from time to time in part, to one or more of our affiliates the right to purchase Shares tendered pursuant to the Offer, but any such transfer or assignment will not relieve us of our obligations under the Offer or prejudice your rights to receive payment for Shares validly tendered and accepted for payment.

3.  Procedures for Tendering Shares.

Valid Tender of Shares.  Except as set forth below, in order for you to tender Shares in the Offer, the Depositary must receive the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and signed, together with any required signature guarantees or an Agent’s Message in connection with a book-entry delivery of Shares, and any other documents that the Letter of Transmittal requires, at one of its addresses set forth on the back cover of this Offer to Purchase on or prior to the Expiration Date and either (i) you must deliver certificates for the Shares representing tendered Shares to the Depositary or you must cause your Shares to be tendered pursuant to the procedure for book-entry transfer set forth below and the Depositary must receive timely confirmation of the book-entry transfer of the Shares into the Depositary’s account at the Book-Entry Transfer Facility or (ii) you must comply with the guaranteed delivery procedures set forth below.

The method of delivery of Shares and all other required documents, including through the Book-Entry Transfer Facility, is at your election and sole risk, and delivery will be deemed made only when actually received by the Depositary. If certificates for Shares are sent by mail, we recommend that you use registered mail with return receipt requested, properly insured, in time to be received on or prior to the Expiration Date. In all cases, you should allow sufficient time to ensure timely delivery.

The tender of Shares pursuant to any one of the procedures described above will constitute your acceptance of the Offer, as well as your representation and warranty that (i) you own the Shares being tendered within the meaning of Rule 14e-4 under the Exchange Act, (ii) the tender of such Shares complies with Rule 14e-4 under the Exchange Act and (iii) you have the full power and authority to tender, sell, assign and transfer the Shares tendered, as specified in the Letter of Transmittal. Our acceptance for payment of Shares tendered by you pursuant to the Offer will constitute a binding agreement between us with respect to such Shares, upon the terms and subject to the conditions of the Offer.

Book-Entry Delivery.  The Depositary will establish an account with respect to the Shares for purposes of the Offer at The Depository Trust Company (the “Book-Entry Transfer Facility”) within two business days after the date of this Offer to Purchase. Any financial institution that is a participant in the system of the Book-Entry Transfer Facility may deliver Shares by causing the Book-Entry Transfer Facility to transfer such Shares into the Depositary’s account in accordance with the procedures of the Book-Entry Transfer Facility. However, although delivery of Shares may be effected through book-entry transfer, either the Letter of Transmittal (or a manually signed facsimile thereof) properly completed and duly executed together with any required signature guarantees or an Agent’s Message in lieu of the Letter of Transmittal and any other required documents must, in any case, be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase by the Expiration Date, or the guaranteed delivery procedure described below must be complied with.

Required documents must be transmitted to and received by the Depositary at one of its addresses set forth on the back cover page of this Offer to Purchase. Delivery of the Letter of Transmittal and any other required documents to the Book-Entry Transfer Facility does not constitute delivery to the Depositary.

“Agent’s Message” means a message transmitted by the Book-Entry Transfer Facility to and received by the Depositary and forming a part of a book-entry confirmation stating that the Book-Entry Transfer Facility has received an express acknowledgment from the participant in the Book-Entry Transfer Facility tendering the Shares that are the subject of such book-entry confirmation that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that we may enforce that agreement against the participant.

Signature Guarantees.  All signatures on a Letter of Transmittal must be guaranteed by a financial institution (including most banks, savings and loan associations and brokerage houses) that is a member of a recognized Medallion Program approved by The Securities Transfer Association Inc., including the Securities Transfer Agents Medallion Program (STAMP), the Stock Exchange Medallion Program (SEMP) and the New York Stock Exchange, Inc. Medallion Signature Program (MSP) or any other “eligible guarantor institution” (as such term is defined in Rule 17Ad-15 under the Exchange Act) (each, an “Eligible Institution”), unless the Shares tendered are tendered (i) by a registered holder of Shares who has not completed either the box labeled “Special Payment Instructions” or the box labeled “Special Delivery Instructions” on the Letter of Transmittal or (ii) for the account of an Eligible Institution. See Instructions 1 and 5 of the Letter of Transmittal.

If the certificates for the Shares are registered in the name of a person other than the signer of the Letter of Transmittal, or if payment is to be made to, or certificates for the Shares for unpurchased Shares are to be issued or returned to, a person other than the registered holder, then the tendered certificates for the Shares must be endorsed or accompanied by appropriate stock powers, signed exactly as the name or names of the registered holder or holders appear on the certificates for the Shares, with the signatures on the certificates for the Shares or stock powers guaranteed by an Eligible Institution as provided in the Letter of Transmittal. See Instructions 1 and 5 of the Letter of Transmittal.

If the certificates representing the Shares are forwarded separately to the Depositary, a properly completed and duly executed Letter of Transmittal (or a manually signed facsimile thereof) must accompany each delivery of certificates for the Shares.

Guaranteed Delivery.  If you wish to tender Shares pursuant to the Offer and cannot deliver such Shares and all other required documents to the Depositary by the Expiration Date or cannot complete the procedure for delivery by book-entry transfer on a timely basis, you may nevertheless tender such Shares if all of the following conditions are met:

•	such tender is made by or through an Eligible Institution;

•	a properly completed and duly executed Notice of Guaranteed Delivery in the form provided by us with the Offer to Purchase is received by the Depositary (as provided below) by the Expiration Date; and

•	the certificates for all such tendered Shares (or a confirmation of a book-entry transfer of such Shares into the Depositary’s account at the Book-Entry Transfer Facility), together with a properly completed and duly executed Letter of Transmittal (or a manually signed facsimile thereof) together with any required signature guarantee (or an Agent’s Message) and any other required documents, are received by the Depositary within three NASDAQ trading days after the date of execution of the Notice of Guaranteed Delivery.

The Notice of Guaranteed Delivery may be delivered by hand or transmitted by telegram, facsimile transmission or mail (or if sent by a Book-Entry Transfer Facility, a message transmitted through electronic means in accordance with the usual procedures of the Book-Entry Transfer Facility and the Depositary; provided, however, that if the notice is sent by a Book-Entry Transfer Facility through electronic means, it must state that the Book- Entry Transfer Facility has received and agrees to become bound by the form of the notice) to the Depositary and must include a guarantee by an Eligible Institution in the form set forth in such Notice.

Backup U.S. Federal Income Tax Withholding.  Under the U.S. federal income tax laws, the Depositary generally will be required to withhold at the applicable backup withholding rate (currently 28%) from any payments made pursuant to the Offer unless you provide the Depositary with your correct taxpayer identification number and certify that you are not subject to such backup withholding by completing the Substitute Form W-9 included in the Letter of Transmittal or otherwise establish an exemption from backup withholding. If you are a nonresident alien or foreign entity, you generally will not be subject to backup withholding if you certify your foreign status on the appropriate Internal Revenue Service Form W-8.

Appointment of Proxy.  By executing a Letter of Transmittal (or a manually signed facsimile thereof or, in the case of a book-entry transfer, an Agent’s Message in lieu of a Letter of Transmittal), you irrevocably appoint our designees as your attorneys-in-fact and proxies, with full power of substitution, in the manner set forth in the Letter of Transmittal to the full extent of your rights with respect to the Shares tendered and accepted for payment by us (and any and all other Shares or other securities issued or issuable in respect of such Shares on or after the date of this Offer to Purchase). All such powers of attorney and proxies are irrevocable and coupled with an interest in the tendered Shares. Such appointment is effective only upon our acceptance for payment of such Shares in accordance with the terms of the Offer. Upon such acceptance for payment, all prior powers of attorney and proxies and consents granted by you with respect to such Shares and other securities will, without further action, be revoked, and no subsequent powers of attorney, proxies or revocations may be given nor subsequent written consents executed (and, if previously given or executed, will cease to be effective). Upon such acceptance for payment, our designees will be empowered to exercise all your voting and other rights with respect to such Shares as they, in their sole discretion, may deem proper at any annual, special or adjourned meeting of Avocent’s stockholders, by written consent or otherwise. We reserve the right to require that, in order for Shares to be validly tendered, immediately upon our acceptance for payment of such Shares, we are able to exercise full voting rights with respect to such Shares and other securities (including voting at any meeting of stockholders then scheduled or acting by written consent without a meeting).

The foregoing powers of attorney and proxies are effective only upon acceptance for payment of Shares pursuant to the Offer. The Offer does not constitute a solicitation of proxies, absent a purchase of Shares, for any meeting of Avocent’s stockholders.

Determination of Validity.  We will determine, in our sole discretion, all questions as to the form of documents and the validity, eligibility (including time of receipt) and acceptance for payment of any tender of Shares, and our determination will be final and binding. We reserve the absolute right to reject any or all tenders of Shares that we determine not to be in proper form or the acceptance for payment of or payment for which may, in the opinion of our counsel, be unlawful. We also reserve the absolute right to waive any defect or irregularity in any tender of Shares. No tender of Shares will be deemed to have been validly made until all defects and irregularities with respect to such tender have been cured or waived. None of Purchaser, the Dealer

Manager, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defect or irregularity in tenders or waiver of any such defect or irregularity or incur any liability for failure to give any such notification. Purchaser’s interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and the instructions thereto) will be final and binding.

4.  Withdrawal Rights.  Except as described in this Section 4, or as provided by applicable law, tenders of Shares made in the Offer are irrevocable. You may withdraw tenders of Shares made pursuant to the Offer at any time before the Expiration Date and, unless theretofore accepted for payment as provided herein, tenders of Shares may also be withdrawn after December 14, 2009.

If we extend the period of time during which the Offer is open, are delayed in accepting for payment or paying for Shares or are unable to accept for payment or pay for Shares pursuant to the Offer for any reason, then, without prejudice to our rights under the Offer, the Depositary may, on our behalf, retain all Shares tendered, and such Shares may not be withdrawn, except to the extent that you duly exercise withdrawal rights as described in this Section 4 before the Expiration Date or at any time after December 14, 2009, unless theretofore accepted for payment as provided herein.

For your withdrawal to be effective, a written, telegraphic or facsimile transmission notice of withdrawal with respect to the Shares must be timely received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase, and the notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of Shares, if different from that of the person who tendered such Shares. If the Shares to be withdrawn have been delivered to the Depositary, a signed notice of withdrawal with (except in the case of Shares tendered by an Eligible Institution) signatures guaranteed by an Eligible Institution must be submitted before the release of such Shares. In addition, such notice must specify, in the case of Shares tendered by delivery of certificates, the serial numbers shown on the specific certificates evidencing the Shares to be withdrawn or, in the case of Shares tendered by book-entry transfer, the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares. Withdrawals may not be rescinded, and Shares withdrawn will thereafter be deemed not validly tendered. However, withdrawn Shares may be retendered at any time before the Expiration Date (or during the Subsequent Offering Period, if any) by again following any of the procedures described in “Section 3 — Procedure for Tendering Shares.”

If we provide a Subsequent Offering Period (as described in more detail in “Section 1 — Terms of the Offer”) following the Offer, no withdrawal rights will apply to Shares tendered in such Subsequent Offering Period or to Shares previously tendered in the Offer and accepted for payment.

We will determine, in our sole discretion, all questions as to the form and validity (including time of receipt) of any notice of withdrawal, and our determination will be final and binding. None of Purchaser, the Dealer Manager, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defect or irregularity in any notice of withdrawal or waiver of any such defect or irregularity or incur any liability for failure to give any such notification.

5.  Material U.S. Federal Income Tax Considerations.  The following discussion summarizes the material U.S. federal income tax consequences to U.S. Holders and Non-U.S. Holders (in each case, as defined below) who exchange Shares pursuant to the Offer, during a Subsequent Offering Period or pursuant to the Merger, and is based upon present law (which may change, possibly with retroactive effect). Due to the individual nature of tax consequences, you are urged to consult your tax advisors as to the specific tax consequences to you of the exchange of Shares pursuant to the Offer, during a Subsequent Offering Period or pursuant to the Merger, including the effects of applicable state, local, foreign and other tax laws. The following discussion applies only if you hold your Shares as a capital asset and may not apply if you acquired your Shares pursuant to the exercise of stock options or are a person otherwise subject to special tax treatment under the Internal Revenue Code of 1986, as amended (the “Code”). This discussion assumes that the Shares are not United States real property interests within the meaning of Section 897 of the Code.

U.S. Holders.  Except as otherwise set forth below, the following discussion is limited to the material U.S. federal income tax consequences relevant to a beneficial owner of Shares that is a citizen or resident of the United States, a domestic corporation (or any other entity or arrangement treated as a corporation for U.S. federal income tax purposes), an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source. If a partnership (including any entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds Shares, the tax treatment of a partner in the partnership generally will depend upon the status of the partner and the activities of the partnership. Persons holding Shares through a partnership should consult their own tax advisors regarding the tax consequences of exchanging the Shares pursuant to the Offer, during a Subsequent Offering Period or pursuant to the Merger.

Your exchange of Shares pursuant to the Offer, during a Subsequent Offering Period or pursuant to the Merger, will be a taxable transaction for U.S. federal income tax purposes and generally will also be a taxable transaction under applicable state, local, foreign and other tax laws. In general, if you exchange Shares pursuant to the Offer, during a Subsequent Offering Period or pursuant to the Merger, you will recognize gain or loss equal to the difference between the adjusted tax basis of your Shares and the amount of cash received in exchange therefor (determined before the deduction of backup withholding, if any). Gain or loss will be determined separately for each block of Shares (i.e., Shares acquired for the same cost in a single transaction) exchanged pursuant to the Offer, during a Subsequent Offering Period or pursuant to the Merger. Such gain or loss generally will be capital gain or loss and generally will be long-term capital gain or loss if your holding period for the Shares is more than one year as of the date of the exchange of such Shares. Long-term capital gains of noncorporate taxpayers generally are subject to U.S. federal income tax at preferential rates. The deduction of capital losses is subject to limitations.

Non-U.S. Holders.  The following is a summary of the material U.S. federal income tax consequences that will apply if you are a Non-U.S. Holder of Shares. The term “Non-U.S. Holder” means a beneficial owner of Shares that is not a U.S. Holder or a partnership.

Payments made to a Non-U.S. Holder with respect to Shares exchanged in the Offer, during a Subsequent Offering Period or pursuant to the Merger generally will not be subject to U.S. federal income tax, unless: (i) the gain, if any, on Shares is effectively connected with the conduct by the Non-U.S. Holder of a trade or business in the United States (and, if certain income tax treaties apply, is attributable to the Non-U.S. Holder’s permanent establishment in the United States), in which event (a) the Non-U.S. Holder will be subject to U.S. federal income tax as described under “U.S. Holders,” and such Non-U.S. Holder should provide an IRS Form W-8ECI instead of a Substitute Form W-9, and (b) if the Non-U.S. Holder is a corporation, it may also be subject to a branch profits tax at a rate of 30% (or such lower rate as may be specified under an applicable income tax treaty); (ii) the Non-U.S. Holder is an individual who was present in the United States for 183 days or more in the taxable year of sale and certain other conditions are met, in which event the Non-U.S. Holder will be subject to tax at a rate of 30% (or such lower rate as may be specified under an applicable income tax treaty) on the gain from the exchange of the Shares net of applicable U.S. losses from sales or exchanges of other capital assets recognized during the year; or (iii) the Non-U.S. Holder is an individual subject to tax pursuant to U.S. tax rules applicable to certain expatriates.

Information Reporting and Backup Withholding.  Proceeds from the sale of Shares pursuant to the Offer, during a Subsequent Offering Period or pursuant to the Merger generally are subject to information reporting, and may be subject to backup withholding at the applicable rate (currently 28%) if the stockholder or other payee fails to provide a valid taxpayer identification number and to comply with certain certification procedures or otherwise establish an exemption from backup withholding. Backup withholding is not an additional U.S. federal income tax. Rather, the U.S. federal income tax liability of the person subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund may generally be obtained provided that the required information is timely furnished to the Internal Revenue Service. See “Section 3 — Procedure for Tendering Shares — Backup U.S. Federal Income Tax Withholding.”

6.  Price Range of Shares; Dividends.  The Shares are listed and principally traded on NASDAQ under the symbol “AVCT”. The following table sets forth for the periods indicated the high and low sales prices per Share on NASDAQ and the cash dividends paid per Share, as reported in Avocent’s Annual Report on Form 10-K for the year ended 2008 with respect to the years 2007 and 2008, and thereafter as reported in published financial sources:

	High	Low

2007
First Quarter	$35.64	$26.25
Second Quarter	29.96	23.73
Third Quarter	31.82	26.17
Fourth Quarter	35.68	21.50
2008
First Quarter	23.13	12.64
Second Quarter	21.08	14.71
Third Quarter	25.20	18.41
Fourth Quarter	21.49	12.86
2009
First Quarter	19.80	9.89
Second Quarter	16.02	11.87
Third Quarter	21.38	12.77

Since the commencement of public trading in the Shares in 2000, Avocent has not declared or paid any dividends on the Shares. If we acquire control of Avocent, we currently intend that no dividends will be declared on the Shares prior to the Merger Effective Time.

On October 5, 2009, the last full trading day before the announcement of the Offer and the possible Merger, the reported closing sales price per Share on NASDAQ was $20.52 in published financial sources. On October 14, 2009, the last full trading day before the date of this Offer to Purchase, the reported closing sales price per Share on NASDAQ was $24.83. Before deciding whether to tender, you should obtain a current market quotation for the Shares.

7.  Possible Effects of the Offer on the Market for the Shares; Stock Exchange Listing(s); Registration under the Exchange Act; Margin Regulations.

Possible Effects of the Offer on the Market for the Shares.  If the Offer is consummated but the Merger does not occur, the number of stockholders and the number of Shares that are still in the hands of the public may be so small that there will no longer be an active or liquid public trading market (or possibly any public trading market) for Shares held by stockholders other than Purchaser. We cannot predict whether the reduction in the number of Shares that might otherwise trade publicly would have an adverse or beneficial effect on the market price for, or marketability of, the Shares or whether such reduction would cause future market prices to be greater or less than the price paid in the Offer. If the Merger is consummated, stockholders not tendering their Shares in the Offer (other than those properly exercising their appraisal rights) will receive cash in an amount equal to the price per Share paid in the Offer. Therefore, if the Merger takes place, the only difference between tendering and not tendering Shares in the Offer is that tendering stockholders will be paid earlier and will not have appraisal rights under the DGCL.

Stock Exchange Listing.  Depending upon the number of Shares purchased pursuant to the Offer, the Shares may no longer meet the requirements for continued listing on NASDAQ. If, as a result of the purchase of Shares pursuant to the Offer, the Shares no longer meet the criteria for continued listing on NASDAQ, the market for the Shares could be adversely affected. According to NASDAQ’s published guidelines, the Shares would not meet the criteria for continued listing on NASDAQ if, among other things, the number of publicly held Shares were less than 750,000, the aggregate market value of the publicly held Shares were less than

$5,000,000, the number of total stockholders were below 400 or there were fewer than two market makers for the Shares. If, as a result of the purchase of Shares pursuant to the Offer, the Shares no longer meet these criteria, the listing of Shares on NASDAQ would be discontinued and the market for the Shares could be adversely affected.

If NASDAQ were to delist the Shares (which we intend to cause Avocent to seek if we acquire control of Avocent and the Shares no longer meet the criteria for continued listing on NASDAQ), it is possible that the Shares would trade on another securities exchange or in the over-the-counter market and that price quotations for the Shares would be reported by such exchange or other sources. The extent of the public market for the Shares and availability of such quotations would, however, depend upon such factors as the number of holders and the aggregate market value of the publicly-held Shares at such time, the interest in maintaining a market in the Shares on the part of securities firms and the possible termination of registration of the Shares under the Exchange Act.

Registration under the Exchange Act.  The Shares are currently registered under the Exchange Act. The purchase of the Shares pursuant to the Offer may result in the Shares becoming eligible for deregistration under the Exchange Act. Registration may be terminated upon application of Avocent to the SEC if the Shares are neither listed on a national securities exchange nor held by 300 or more holders of record. Termination of the registration of the Shares under the Exchange Act, assuming there are no other securities of Avocent subject to registration, would substantially reduce the information required to be furnished by Avocent to holders of Shares and to the SEC and would make certain of the provisions of the Exchange Act, such as the short-swing profit recovery provisions of Section 16(b), the requirement to furnish a proxy statement pursuant to Section 14(a) in connection with a stockholder’s meeting and the related requirement to furnish an annual report to stockholders and the requirements of Rule 13e-3 under the Exchange Act with respect to “going private” transactions, no longer applicable to Avocent. Furthermore, “affiliates” of Avocent and persons holding “restricted securities” of Avocent may be deprived of the ability to dispose of such securities pursuant to Rule 144 promulgated under the Securities Act of 1933, as amended. If registration of the Shares under the Exchange Act were terminated, the Shares would no longer be “margin securities” or eligible for stock exchange listing. We believe that the purchase of the Shares pursuant to the Offer may result in the Shares becoming eligible for deregistration under the Exchange Act, and it would be our intention to cause Avocent to terminate registration of the Shares under the Exchange Act as soon after consummation of the Offer as the requirements for termination of registration of the Shares are met.

If registration of the Shares under the Exchange Act is not terminated prior to the Merger, then the registration of the Shares under the Exchange Act and the listing of the Shares on NASDAQ will be terminated following the completion of the Merger.

Margin Regulations.  The Shares are currently “margin securities” under the regulations of the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”), which has the effect, among other things, of allowing brokers to extend credit on the collateral of such Shares. Depending upon factors similar to those described above regarding listing and market quotations, following the purchase of Shares pursuant to the Offer, the Shares might no longer constitute “margin securities” for the purposes of the Federal Reserve Board’s margin regulations and, therefore, could no longer be used as collateral for loans made by brokers.

8.  Certain Information Concerning Avocent.  Avocent is a Delaware corporation incorporated in 2000, with principal executive offices at 4991 Corporate Drive, Huntsville, Alabama 35805. The telephone number of Avocent’s principal executive offices is (256) 430-4000.

The following description of Avocent and its business has been taken from Avocent’s Form 10-K for the year ended December 31, 2008, and is qualified in its entirety by reference to such Form 10-K:

Avocent Corporation designs, manufactures, licenses, and sells software and hardware products and technologies that provide connectivity and centralized management of information technology (IT) infrastructure. Avocent provides connectivity and systems management, endpoint security, and service management products and technologies, designed to increase the efficiency of IT personnel by centralizing control of servers, desktop computers, serial devices, wireless devices, mobile devices, network appliances, and process management. Server manufacturers resell private-labeled Avocent KVM (keyboard, video, and mouse) switches, LCD trays, and embedded software and hardware technology in their systems, and companies large and small depend on our software and hardware products and technologies for managing their growing IT infrastructure.

Avocent Projections.  In connection with Emerson’s due diligence review, Avocent provided to Emerson certain projected and budgeted financial information concerning Avocent. Avocent does not, as a matter of course, make public multi-year forecasts as to its future financial performance. The above projections were not prepared with a view to public disclosure or compliance with guidelines of the SEC or the American Institute of Certified Public Accountants regarding projections or forecasts. These projections are included herein only because such information was provided to Emerson in connection with its evaluation of a business combination transaction. Avocent has advised Emerson that its internal financial forecasts (upon which the projections provided to Emerson were based in part) are, in general, prepared solely for internal use and capital budgeting and other management decisions and are subjective in many respects and, thus, susceptible to multiple interpretations and periodic revisions based on actual experience and business developments. The projections also reflect numerous assumptions (not all of which were provided to Emerson) all made by Avocent’s management, with respect to general business, economic, market and financial conditions and other matters. These assumptions regarding future events are difficult to predict and many are beyond Avocent’s control. Accordingly, there can be no assurance that the assumptions made by Avocent in preparing the projections will be realized and actual results may be materially greater or less than those contained in the projections.

The inclusion of the projections in this Offer to Purchase should not be regarded as an indication that any of Emerson, Purchaser, Avocent or their respective affiliates or representatives consider the projections to be necessarily predictive of actual future events, and the projections should not be relied upon as such. These projections are being provided in this document only because Avocent made them available to Emerson in connection with Emerson’s due diligence review of Avocent. None of Emerson, Purchaser, Avocent or any of their respective affiliates or representatives makes any representation to any person regarding the projections, and none of them intends to update or otherwise revise the projections to reflect circumstances existing after the date when made or to reflect the occurrence of future events, even in the event that any or all of the assumptions underlying the projections are shown to be in error. In this regard, investors are cautioned not to place undue reliance on the projected information provided.

It is Emerson’s understanding that the projections were not prepared with a view to public disclosure or compliance with published guidelines of the SEC or the guidelines established by the American Institute of Certified Public Accountants regarding projections or forecasts. The projections do not purport to present operations in accordance with U.S. generally accepted accounting principles (“GAAP”), and Avocent’s independent auditors have not examined, compiled or performed any procedures with respect to the projections presented in this Offer to Purchase, nor have they expressed any opinion or any other form of assurance of such information or the likelihood that Avocent may achieve the results contained in the projections, and accordingly assume no responsibility for them.

The projections provided by Avocent management included:

	2009	2010	2011	2012

Total revenue	$535 million	$578 million	$622 million	$670 million

Gross margin	65.7%	67.4%	68.0%	68.7%

Operating margin	16.2%	18.2%	20.7%	22.8%

Additional Information.  Avocent is subject to the informational and reporting requirements of the Exchange Act and in accordance therewith files and furnishes periodic reports, proxy statements and other information with the SEC relating to its business, financial condition and other matters. You may read and copy any such reports, statements or other information at the SEC’s Public Reference Room located at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Please call 1-800-SEC-0330 for further information on the operation of the Public Reference Room. Avocent’s filings are also available to the public from commercial document retrieval services and at the SEC’s Web site at http://www.sec.gov.

9.  Certain Information Concerning Purchaser and Emerson.  We are a Delaware corporation incorporated on September 30, 2009, with principal executive offices at 8000 West Florissant Ave, St. Louis, Missouri 63136. The telephone number of our principal executive offices is (314) 553-2000. To date, we have engaged in no activities other than those incidental to our formation, entry into the Merger Agreement and the commencement of the Offer. Purchaser is a wholly owned subsidiary of Emerson.

Emerson is a Missouri corporation incorporated on September 24, 1890, with principal executive offices at 8000 West Florissant Ave, St. Louis, Missouri 63136. The telephone number of Emerson’s principal executive offices is (314) 553-2000. Emerson is principally engaged in designing and supplying product technology and delivering engineering services.

The name, business address, current principal occupation or employment, five-year employment history and citizenship of each director and executive officer of Emerson and Purchaser and certain other information are set forth on Schedule I to this Offer to Purchase.

Except as described herein: (i) none of Purchaser, Emerson and, to Purchaser’s and Emerson’s knowledge, the persons listed in Schedule I to this Offer to Purchase or any associate or majority-owned subsidiary of Emerson, Purchaser or of any of the persons so listed, beneficially owns or has a right to acquire any Shares or any other equity securities of Avocent; (ii) none of Purchaser, Emerson and, to Purchaser’s and Emerson’s knowledge, the persons or entities referred to in clause (i) above has effected any transaction in the Shares or any other equity securities of Avocent during the past 60 days; (iii) none of Emerson, Purchaser and, to Purchaser’s and Emerson’s knowledge, the persons listed in Schedule I to this Offer to Purchase, has any contract, arrangement, understanding or relationship with any other person with respect to any securities of Avocent (including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guaranties of loans, guaranties against loss or the giving or withholding of proxies, consents or authorizations); (iv) during the two years before the date of this Offer to Purchase, there have been no transactions between Emerson, Purchaser, their subsidiaries or, to Emerson’s and Purchaser’s knowledge, any of the persons listed in Schedule I to this Offer to Purchase, on the one hand, and Avocent or any of its executive officers, directors or affiliates, on the other hand, that would require reporting under SEC rules and regulations; (v) during the two years before the date of this Offer to Purchase, there have been no contracts, negotiations or transactions between Emerson, Purchaser, their subsidiaries or, to Emerson’s and Purchaser’s knowledge, any of the persons listed in Schedule I to this Offer to Purchase, on the one hand, and Avocent or any of its subsidiaries or affiliates, on the other hand, concerning a merger, consolidation or acquisition, a tender offer or other acquisition of securities, an election of directors or a sale or other transfer of a material amount of assets; (vi) none of Emerson, Purchaser and, to Emerson’s and Purchaser’s knowledge, the persons listed in Schedule I to this Offer to Purchase has been convicted in a criminal proceeding during the past five years (excluding traffic violations or similar misdemeanors); and (vii) none of Emerson, Purchaser and, to Emerson’s and Purchaser’s knowledge, the persons listed in Schedule I to this Offer to Purchase has been a party to any judicial or administrative proceeding during the past five years that resulted in a judgment, decree or final order enjoining that person from future violations of, or prohibiting activities subject to, federal or state securities laws or a finding of any violation of federal or state securities laws.

We do not believe our financial condition or the financial condition of Emerson is relevant to your decision whether to tender your Shares and accept the Offer because (i) the Offer is being made for all outstanding Shares solely for cash, (ii) consummation of the Offer is not subject to any financing condition, (iii) if we consummate the Offer, we expect to acquire all remaining Shares for the same cash price in the Merger and (iv) Emerson will have, and will arrange for us to have, sufficient funds to purchase all Shares validly tendered and not properly withdrawn in the Offer and to acquire the remaining outstanding Shares in the Merger.

Additional Information.  Emerson is subject to the informational requirements of the Exchange Act and in accordance therewith files periodic reports, proxy statements and other information with the SEC relating to its business, financial condition and other matters. Emerson is required to disclose in such proxy statements certain information, as of particular dates, concerning its directors and officers, their remuneration, stock options granted to them, the principal holders of its securities and any material interests of such persons in transactions with Emerson. You may read and copy any such reports, statements or other information at the SEC’s Public Reference Room located at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Please call 1-800-SEC-0330 for further information on the operation of the Public Reference Room. Emerson’s filings are also available to the public from commercial document retrieval services and at the SEC’s Web site at http://www.sec.gov.

10.  Source and Amount of Funds.  We will need approximately $1.2 billion to purchase all of the Shares pursuant to the Offer, to cash out certain stock options and performance shares, to refinance Avocent’s existing credit facility to pay related fees and expenses and to complete the Merger and to pay the consideration in respect of Shares converted in the Merger into the right to receive the same per Share amount paid in the Offer. Emerson will provide us with sufficient funds to satisfy these obligations from general corporate funds. Completion of the Offer is not conditioned upon obtaining or funding of any financing arrangements.

11.  Background of the Offer; Contacts with Avocent.

As part of the continuous evaluation of its business and plans, Emerson regularly considers a variety of strategic options and transactions.

In late January 2008, David N. Farr, Chairman, Chief Executive Officer and President of Emerson, contacted Edwin L. Harper, Avocent’s then-newly appointed Chairman, to congratulate Mr. Harper on his appointment and discuss ways in which Emerson and Avocent could possibly work together. During this conversation, Mr. Farr and Mr. Harper acknowledged the complementary strategies of the two companies in IT infrastructure management and generally agreed that the two companies should continue to explore ways to work together. Following their telephone call, Mr. Farr sent Mr. Harper some information illustrating Emerson’s strategy in the data center infrastructure market. At that time, Messrs. Farr and Harper focused on identifying opportunities for the two companies to work more closely together, but Emerson did not make any proposals to acquire Avocent and Avocent did not solicit any such proposals.

On July 14, 2008, Avocent announced the appointment of Michael J. Borman as Avocent’s new Chief Executive Officer and a member of Avocent’s board of directors. Mr. Harper remained Chairman of Avocent’s Board.

On May 27, 2009, Mr. Harper contacted Mr. Farr and suggested that they restart the conversations they had ended nearly a year prior regarding strategic opportunities for Emerson and Avocent to work together. Mr. Farr agreed to meet with Mr. Harper. In anticipation of their upcoming meeting, Mr. Saracino sent a proposed confidentiality agreement, containing a “standstill” provision, to Emerson. The parties executed the confidentiality agreement on June 16, 2009.

In June 2009, Mr. Farr and certain other Emerson executives, traveled to Delray Beach to meet with Avocent’s management team regarding Avocent’s strategic plans and direction. During this meeting, Avocent’s corporate strategy team presented an overview of management’s vision and strategy.

The following week, on June 29, 2009, two members of Avocent’s corporate strategy team, along with the strategic business consultant hired in January 2009, met with representatives of Emerson at an Emerson facility in Columbus, Ohio. The purpose of the meeting was to explore further the information that Avocent’s management team had presented to the Emerson team in Delray Beach. The group discussed Avocent’s strategic plans, particularly Avocent’s strategy around its software products, in both its Management Systems and LANDesk business units.

During July 2009, Avocent’s strategic business consultant had a conversation with a representative of Emerson about hardware revenue opportunities of Avocent’s Management Systems business unit, LANDesk discovery tools and Avocent’s planned move to the Avocent Management Platform. Other Emerson representatives sought to better understand Avocent’s product costs and the power supplies used in its products. At a higher level, Mr. Borman and Mr. Harper, on separate occasions, discussed the progress of the information exchange with Mr. Farr. Mr. Farr indicated to Mr. Harper that Emerson needed a few weeks to evaluate the data received thus far and to determine how Avocent might fit into the Emerson strategy.

In mid-July 2009, Mr. Harper called Mr. Farr to inform him that Avocent’s board of directors had a regular meeting scheduled for early August and that Mr. Harper wanted to take that opportunity to convey Emerson’s interest in a possible strategic transaction.

On August 4, 2009, at a regularly scheduled meeting, Emerson’s board of directors considered a presentation from Emerson’s management regarding a potential acquisition of Avocent. After the discussion, Emerson’s board of directors authorized the potential acquisition.

On August 5, 2009, Mr. Farr telephoned Mr. Harper to express Emerson’s interest in acquiring Avocent. Later that day, Emerson sent Avocent a written indication of interest proposing that Emerson acquire all of the outstanding shares of Avocent’s common stock for $21.50 per share (representing a 36% premium to the August 4, 2009 closing price and a 46% premium to the three-month average price) in cash, subject to due diligence, discussions with appropriate management personnel and completion of site visits.

Mr. Farr noted in his letter that Emerson’s proposal was not subject to any financing condition and that Emerson had retained Greenhill & Co., LLC as its financial advisor and Davis Polk & Wardwell LLP as its legal advisor.

On August 31, 2009, representatives of Morgan Stanley & Co. (“Morgan Stanley”), Avocent’s financial advisor, contacted representatives of Greenhill to inform them that Avocent’s board of directors was considering Emerson’s proposal but that Avocent would not be able to engage in discussions with Emerson on an exclusive basis unless Emerson were to increase its offer price. On September 8, 2009, Mr. Farr sent a letter to Mr. Harper stating that the Emerson team and its advisors had re-examined Emerson’s initial proposal to acquire Avocent, the underlying analysis and the strategic rationale behind a combination of the two companies, and that Emerson was prepared to increase the offered price to between $23.50 and $24.50 per share (representing a 37%-43% premium to the September 4, 2009 closing price and a 49%-55% premium to the August 4, 2009 closing price) in cash, subject to Avocent entering into a period of exclusive negotiations with Emerson to compensate Emerson for the significant time and resources Emerson would need to commit to finish its due diligence and negotiate a transaction.

On September 11, 2009, Morgan Stanley contacted Greenhill to convey that Avocent was willing to enter into an exclusivity agreement with Emerson based on a firm price of $24.50, provided that Emerson agree to include a “go shop” provision in the definitive agreement to acquire Avocent that would enable Avocent to solicit competing acquisition proposals during the pendency of a sale to Emerson. The following day, Mr. Harper contacted Mr. Farr to follow up on the discussion between Morgan Stanley and Greenhill. Mr. Harper emphasized the importance to the company of the “go-shop” provision and an efficient due diligence review by Emerson. Late in the day on September 13, 2009, Mr. Farr contacted Mr. Harper by telephone to inform him that Emerson was amenable to increasing the offered price for Avocent to $25.00 per share (representing a 27% premium to the September 11, 2009 closing price and a 59% premium to the August 4, 2009 closing price) in cash if Avocent would agree to forego a “go-shop” provision in the definitive acquisition agreement.

On September 13, 2009, Davis Polk & Wardwell LLP, Emerson’s outside legal counsel, circulated a draft exclusivity agreement that provided for a three-week period during which Avocent would not be permitted to solicit competing proposals (but would be permitted to respond to, and enter into negotiations regarding, unsolicited competing proposals). During this period, Emerson would perform its due diligence on Avocent and the parties would negotiate definitive agreements.

On September 16, 2009, Mr. Farr sent a letter to Mr. Harper confirming Emerson’s current proposal of $25.00 per share in cash contingent on Emerson being granted a three-week exclusivity period in order to complete satisfactory due diligence on Avocent and Avocent’s agreement that the definitive acquisition agreement would not contain a “go-shop” provision. The parties executed the exclusivity agreement on September 17, 2009.

Beginning September 18, 2009, Emerson commenced its due diligence review of Avocent and certain members of Avocent’s management team began a series of meetings with Emerson personnel and their representatives relating to various areas of the due diligence review. Emerson personnel also conducted site visits at several of Avocent’s facilities.

Davis Polk distributed an initial draft of a merger agreement on September 21, 2009. Wilson Sonsini Goodrich & Rosati, Avocent’s outside legal counsel, conveyed comments to the proposed merger agreement to Davis Polk on September 24, 2009.

On September 27, 2009, and thereafter until the execution of the merger agreement, representatives of Wilson Sonsini Goodrich & Rosati and Davis Polk negotiated the terms of the merger agreement. Among other things, counsel discussed Avocent’s request for a right to terminate the merger agreement in order to accept a competing acquisition proposal received on an unsolicited basis from a third party if Avocent determined that the competing proposal was superior to the transaction with Emerson, as well as the amount of the termination fee payable in connection with the termination of the merger agreement in certain circumstances. Subsequent to this discussion, Davis Polk circulated a revised draft of the merger agreement.

During this period, Emerson also continued its due diligence review of Avocent, including through a series of meetings with Avocent’s management team on various topics and site visits to certain of Avocent’s facilities.

During the evening of October 1, 2009, representatives of Greenhill informed representatives of Morgan Stanley that Emerson was prepared to accept Avocent’s request for a right to terminate the merger agreement to accept a superior competing proposal, subject to payment of a $35 million termination fee.

Early in the morning on October 4, 2009, Davis Polk circulated a revised draft of the merger agreement. The revised draft set forth a revised proposal with respect to the treatment of certain Avocent equity awards in the transaction. Throughout the day, there were a series of discussions between the legal representatives of each company on this and other issues with respect to the merger agreement. Late in the day, representatives of Greenhill informed representatives of Morgan Stanley that Emerson would not be able to complete its due diligence review that day.

On October 5, 2009, Emerson informed Avocent that Emerson had completed its due diligence review and was prepared to execute the merger agreement. Later that night, the parties executed the merger agreement. Prior to the opening of the stock market on October 6, 2009, Avocent and Emerson issued a joint press release announcing the execution of the merger agreement.

12.  Purpose of the Offer; Plans for Avocent; Stockholder Approval; Appraisal Rights.

Purpose of the Offer; Plans for Avocent.  The purpose of the Offer and the Merger is to acquire control of, and all of the equity interests in, Avocent. The Offer, as the first step in the acquisition of Avocent, is intended to facilitate the acquisition of all of the Shares. The purpose of the Merger is to acquire all capital stock of Avocent not purchased pursuant to the Offer or otherwise.

Upon the successful completion of the Offer, the Merger Agreement provides that Emerson will be entitled to designate representatives, rounded up to the next whole number, to serve on the Avocent Board in proportion to our ownership of Shares following such purchase, provided that at least two members of Avocent’s board of directors who are not employees of Avocent shall remain directors until the Merger Effective Time. Emerson currently intends, promptly after the consummation of the Offer, to designate one or more persons who are likely to be employees of Emerson or its affiliates to serve as directors of Avocent. We expect that such representation on the Avocent Board would permit us to exert substantial influence over Avocent’s conduct of its business and operations. In addition, if we accept for payment and pay for at least a majority of the outstanding Shares, we expect to merge with and into Avocent. We currently intend, as soon as possible after consummation of the Offer, to consummate the Merger pursuant to the Merger Agreement.

Following the Merger, the directors of Purchaser will be the directors of Avocent. See “Section 13 — The Transaction Documents — The Merger Agreement.”

As described herein, upon completion of the Offer, Purchaser will merge with and into Avocent, which will continue as the surviving corporation and a wholly owned subsidiary of Emerson. Emerson will continue to evaluate the businesses and operations of Avocent during and after the consummation of the Offer and the Merger and will take such actions as it deems appropriate under the circumstances then existing (which may include divesting certain of Avocent’s businesses or assets). Emerson intends to conduct a comprehensive review of Avocent’s businesses, operations and organization structure with a view towards creating a stronger and highly integrated data center solution with Emerson Network Power.

If, for any reason following completion of the Offer, the Merger is not consummated, Emerson and Purchaser reserve the right to acquire additional Shares through private purchases, market transactions, tender or exchange offers or otherwise on terms and at prices that may be more or less favorable than those of the Offer, or, subject to any applicable legal restrictions, to dispose of any or all Shares acquired by them.

Stockholder Approval.  Under the DGCL, if we acquire, pursuant to the Offer or otherwise, at least 90% of the outstanding Shares, we believe we could, and we intend to, effect the Merger under the short-form merger provisions of the DGCL without prior notice to, or any action by, any other Avocent stockholder. If we do not acquire at least 90% of the outstanding Shares (including pursuant to the “top-up” option described below), we will have to seek approval of the Merger Agreement and the Merger by Avocent’s stockholders. Approval of the Merger Agreement and the Merger requires the approval of holders of not less than a majority of the outstanding Shares, including the Shares owned by us. Thus, assuming that the Minimum Condition is satisfied, upon consummation of the Offer, we would own sufficient Shares to enable us, without the affirmative vote of any other Avocent stockholder, to satisfy the stockholder approval requirement to approve the Merger. Pursuant to the Merger Agreement, Avocent has agreed to promptly call and hold a meeting of Avocent’s stockholders for purposes of voting on the approval of the Merger if stockholder approval is required under the DGCL to effect the Merger.

Appraisal Rights.  No appraisal rights are available to holders of Shares in connection with the Offer. However, if the Merger is consummated, appraisal rights will be available to holders of Shares that are not tendered in the Offer and who have neither voted in favor of the Merger nor consented thereto in writing, if a vote of the stockholders is required, and who otherwise comply with the applicable statutory procedures with the DGCL. Each such holder will be entitled to receive a judicial determination of the fair value of such holder’s Shares (exclusive of any element of value arising from the effectuation of the Merger) and to receive payment of such judicially determined amount in cash, together with a fair rate of interest, if any, determined by a Delaware court for Shares held by such holder. Any such judicial determination of the fair value of such Shares could be based upon considerations other than or in addition to the price paid in the Offer and the Merger and the market value of the Shares. Stockholders should recognize that the value so determined could be higher or lower than the per Share price paid pursuant to the Offer or the per Share price to be paid in the Merger. Moreover, the Surviving Corporation may argue in an appraisal proceeding that, for purposes of such a proceeding, the fair value of the dissenting Shares is less than the price paid in the Offer and the Merger.

If any holder of Shares who demands appraisal under Section 262 of the DGCL fails to perfect, or effectively withdraws or loses her, his or its rights to appraisal as provided in the DGCL, the Shares of such stockholder will be converted into the right to receive the price per Share paid in the Merger in accordance with the Merger Agreement. A stockholder may withdraw a demand for appraisal by delivering to Avocent a written withdrawal of the demand for appraisal by the date set forth in the appraisal notice to be delivered to the holders of the Shares as provided in the DGCL.

Failure to comply with the requirements of Section 262 of the DGCL for perfecting appraisal rights may result in the loss of such rights.

The foregoing summary of the rights of dissenting stockholders under the DGCL does not purport to be a statement of the procedures to be followed by stockholders desiring to exercise any appraisal rights under the DGCL. The preservation and exercise of appraisal rights require strict and timely adherence to the applicable provisions of the DGCL which will be set forth in their entirety in the proxy statement or information statement for the Merger, unless the Merger is effected as a short-form merger, in which case they will be set forth in the notice of merger. The foregoing discussion is not a complete statement of law pertaining to appraisal rights under Delaware law and is qualified in its entirety by reference to Delaware law.

13.  The Transaction Documents.

The Merger Agreement.  The following summary description of the Merger Agreement is qualified in its entirety by reference to the Merger Agreement, a copy of which Purchaser has included as an exhibit to the Tender Offer Statement on Schedule TO, which you may examine and copy as set forth in “Section 8 — Certain Information Concerning Avocent” above. The summary description has been included in this Offer to Purchase to provide you with information regarding the terms of the Merger Agreement and is not intended to modify or supplement any factual disclosures about Avocent or Emerson in Avocent’s or Emerson’s public reports filed with the SEC. In particular, the Merger Agreement and this summary of terms are not intended to be, and should not be relied upon as, disclosures regarding any facts and circumstances relating to Avocent or Emerson. The representations and warranties have been negotiated with the principal purpose of establishing the circumstances in which Purchaser may have the right not to consummate the Offer, or a party may have the right to terminate the Merger Agreement, if the representations and warranties of the other party prove to be untrue due to a change in circumstance or otherwise, and allocating risk between the parties, rather than establishing matters as facts. The representations and warranties may also be subject to contractual standards of materiality different from those generally applicable to stockholders. In addition, the representations and warranties are qualified by information in confidential disclosure schedules provided by Avocent in connection with the signing of the Merger Agreement. These disclosure schedules contain information that modifies, qualifies and creates exceptions to the representations and warranties set forth in the Merger Agreement. Moreover, certain representations and warranties in the Merger Agreement were used for the purpose of allocating risk between Avocent, Emerson and us, rather than establishing matters of fact. Accordingly, the representations and warranties in the Merger Agreement may not constitute the actual state of facts about Avocent, Emerson or Purchaser.

The Offer.  The Merger Agreement provides for the making of the Offer by Purchaser as promptly as practicable, but in no event later than October 15, 2009. Purchaser’s obligation to accept for payment and pay for Shares tendered pursuant to the Offer is subject to the satisfaction of the Minimum Condition, the expiration or termination of any applicable waiting period under the HSR Act, the receipt of requisite clearances and approvals under certain foreign antitrust laws and the satisfaction of the other conditions set forth in “Section 15 — Conditions of the Offer.” The Merger Agreement provides that each Avocent stockholder who tenders Shares in the Offer will receive $25.00 for each Share tendered, in cash, without interest, less certain applicable taxes. Purchaser has agreed that it will not terminate or withdraw the Offer other than in connection with the termination of the Merger Agreement. Purchaser has also agreed that, without the prior written consent of Avocent, it will not:

•	waive or change the Minimum Condition;

•	decrease the Offer Price;

•	change the form of consideration to be paid in the Offer;

•	decrease the number of Shares sought in the Offer;

•	extend or otherwise change the Expiration Date, except to the extent permitted or required by the Merger Agreement, and as described under “— Extensions of the Offer” below;

•	impose conditions to the Offer other than to those set forth in the Merger Agreement (which are described below in “Section 15 — Conditions of the Offer”); or

•	amend or modify the conditions to the Offer set forth in the Merger Agreement (which are described below in “Section 15 — Conditions of the Offer”) or any other terms to the Offer, in either case in a manner that broadens any of the conditions to the Offer, would require Purchaser to extend the Offer or is otherwise materially adverse to the holders of the Shares.

Extensions of the Offer.  Purchaser must extend the Offer for any period required by any rule, regulation, interpretation or position of the SEC or its staff, NASDAQ rules and regulations or any applicable law. In addition, unless the Merger Agreement has been terminated, Purchaser is obligated to extend the Offer for an additional period or periods of reasonable duration if at any scheduled Expiration Date of the Offer any condition to the Offer has not been satisfied or waived if such condition could reasonably be expected to be satisfied. However, Purchaser has no obligation to extend the Offer beyond the earlier of the End Date and the date that is 60 days after the date on which all of the conditions to the Offer (other than the Minimum Condition and those that by their nature are to be satisfied at the expiration of the Offer) have been satisfied or, to the extent permitted by the Merger Agreement, waived by Purchaser.

The Merger Agreement obligates Purchaser, subject to applicable securities laws and the satisfaction of the conditions set forth in “Section 15 — Conditions of the Offer,” to accept for payment and pay for, as promptly as practicable after the expiration of the Offer, all Shares validly tendered and not withdrawn pursuant to the Offer.

Subsequent Offering Period.  The Merger Agreement permits Purchaser, in its sole discretion, following expiration of the Offer and the acceptance for payment of all Shares validly tendered and not withdrawn, to provide for, in accordance with Rule 14d-11 of the Exchange Act, a Subsequent Offering Period. Purchaser is required to as promptly as practicable accept for payment and pay for Shares validly tendered during any Subsequent Offering Period.

Directors.  The Merger Agreement provides that upon the Acceptance Date, Emerson will be entitled to designate the number of directors, rounded up to the next whole number, to the Avocent Board that equals the product of (i) the total number of directors on the Avocent Board (giving effect to the election of any additional directors pursuant to the Merger Agreement) and (ii) the percentage that the number of Shares beneficially owned by Emerson and/or Purchaser (including Shares accepted for payment) bears to the total number of Shares outstanding, provided that at least two members of Avocent’s board of directors who are not employees of Avocent shall remain directors until the Merger Effective Time. Avocent is required under the Merger Agreement to cause Emerson’s designees to be elected or appointed to the Avocent Board, including by increasing the number of directors and seeking and accepting resignations of incumbent directors. Avocent will also cause individuals designated by Emerson to constitute the number of members, rounded up to the next whole number, on each committee of the Avocent Board and, as requested by Emerson, the board of directors of each subsidiary of Avocent (and each committee thereof) that represents the same percentage as such individuals represent on the Avocent Board.

Following the election or appointment of Emerson’s designees and until the Merger Effective Time, the approval of a majority of the directors of the Avocent Board then in office who were not designated by Emerson (or, if there are two or fewer such directors, the approval of all directors then in office who were not designated by Emerson) will be required to authorize (and such authorization will constitute the authorization of the Avocent Board):

•	any termination of the Merger Agreement by Avocent;

•	any amendment of the Merger Agreement;

•	any extension of time for performance of any of the obligations or actions under the Merger Agreement by Emerson or Purchaser; or

•	any waiver of compliance with any terms or conditions contained in the Merger Agreement for the benefit of Avocent.

Top-Up Option.  As part of the Merger Agreement, Avocent granted to Purchaser an option (the “Top-Up Option”) to purchase from Avocent, if Purchaser acquired more than a majority but less than 90% of the outstanding Shares of Avocent on a fully diluted basis in the Offer, up to a number of authorized but unissued Shares that, when added to the number of Shares owned by Purchaser and Emerson immediately following consummation of the Offer, results in Purchaser and Emerson owning at least one more Share than 90% of the Shares that would be outstanding, on a fully diluted basis, or, at Emerson’s election, on a primary basis, after the issuance of all Shares to be issued upon exercise of the Top-Up Option. If the Top-Up Option is exercised by Purchaser (resulting in Purchaser owning 90% or more of the outstanding Shares on a fully diluted basis or, at Emerson’s election, on a primary basis), Purchaser will be able to effect, subject to the terms and conditions of the Merger Agreement, a short-form merger under the DGCL.

The Merger.  The Merger Agreement provides that, at the Merger Effective Time, Purchaser will be merged with and into Avocent. Following the Merger, the separate existence of Purchaser will cease, and Avocent will continue as the surviving corporation.

Under the terms of the Merger Agreement, at the Merger Effective Time, each Share outstanding immediately prior to the Merger Effective Time will be converted automatically into the right to receive a cash amount equal to the per Share amount paid in the Offer, without interest. Notwithstanding the foregoing, the merger consideration will not be payable in respect of (i) Shares owned by Avocent, Emerson and Emerson’s subsidiaries (including Purchaser) and (ii) Shares owned by Avocent stockholders who properly exercised dissenters’ rights under the DGCL. Each Share held by Avocent, Emerson or Purchaser immediately prior to the Merger Effective Time will be canceled, and no payment will be made with respect thereto. Each Share held by any subsidiary of Emerson (other than Purchaser) immediately prior to the Merger Effective Time will be converted into such number of shares of stock of Avocent such that each such subsidiary owns the same percentage of the outstanding capital stock of Avocent immediately following the Merger Effective Time as such subsidiary owned in Avocent immediately prior to the Merger Effective Time.

If the approval of Avocent’s stockholders is required to approve the Merger in accordance with the DGCL, Avocent has agreed pursuant to the Merger Agreement that it will, among other things, cause a meeting of its stockholders to be duly called and held as soon as reasonably practicable after the Acceptance Date (or, as applicable, the consummation of any Subsequent Offering Period) for the purpose of voting on the approval of the Merger Agreement and the Avocent Board will recommend approval of the Merger Agreement by Avocent’s stockholders. In connection with such meeting, Avocent will (i) promptly prepare and file with the SEC, use its reasonable best efforts to have cleared by the SEC and thereafter mail to its stockholders as promptly as practicable a proxy or information statement (“Proxy Statement”) in connection with the Merger, (ii) use its reasonable best efforts to obtain the approval by its stockholders of the Merger Agreement (if required by applicable law) and (iii) otherwise comply with all legal requirements applicable to any such meeting. Pursuant to the Merger Agreement, and in accordance with the DGCL and Avocent’s certificate of incorporation, if the approval of Avocent’s stockholders is required in order to consummate the Merger, the Merger will require the approval of the holders of not less than a majority of the outstanding Shares, including the Shares owned by Purchaser.

Stock Options, Performance Shares and Restricted Stock Units.  The Merger Agreement provides that, upon the consummation of the Offer, (i) all options to acquire Shares, whether or not vested or exercisable, will be canceled and each holder of an option will be entitled to receive a cash amount (subject to, and net of, certain applicable taxes) equal to the excess, if any, of the Offer Price over the per Share exercise price of such option multiplied by the number of Shares issuable upon exercise of such option in full (after giving effect to the full vesting of all options); (ii) all performance shares that entitle the holder thereof to acquire Shares upon the attainment of performance milestones and such holder’s continued employment at Avocent, whether or not fully earned and whether or not vested, will become fully earned at maximum levels and fully vested and be canceled, and each holder thereof will receive an amount in cash (subject to, and net of, certain applicable taxes) equal to the product of the Offer Price and the maximum number of Shares represented by such holder’s performance shares; (iii) all restricted stock units that entitle the holder thereof to acquire Shares upon such holder’s continued employment with Avocent (excluding restricted stock units held by non-employee directors of Avocent) will be converted into a restricted stock unit to acquire shares of Emerson common stock and will be entitled to acceleration of vesting upon the holder’s termination of employment without cause; and (iv) restricted stock units held by non-employee directors of Avocent, whether or not vested, will become fully vested and be canceled, and each holder thereof will receive an amount in cash (subject to, and net of, certain applicable taxes) equal to the product of the Offer Price and the number of

Shares represented by such holder’s restricted stock units (after giving effect to the full vesting of such restricted stock units).

Certificate of Incorporation, Bylaws, Directors and Officers.  The certificate of incorporation of Avocent in effect at the Merger Effective Time will be the certificate of incorporation of the surviving corporation until amended in accordance with applicable law. The bylaws of Avocent in effect at the Merger Effective Time will be the bylaws of the surviving corporation, until amended in accordance with applicable law. Pursuant to the Merger Agreement, Emerson and Purchaser agreed that for six years after the Merger Effective Time, Emerson shall cause to be maintained in effect provisions in the surviving corporation’s certificate of incorporation and bylaws (or in such documents of any successor to the business of the surviving corporation) regarding elimination of liability of directors, indemnification of officers, directors and employees and advancement of expenses that are no less advantageous to the intended beneficiaries than the corresponding provisions in existence in Avocent’s certificate of incorporation and bylaws on the date of the Merger Agreement. From and after the Merger Effective Time, until successors are duly elected or appointed and qualified in accordance with applicable law, (i) the directors of Purchaser at the Merger Effective Time will be the directors of the surviving corporation and (ii) the officers of Avocent at the Merger Effective Time will be the officers of the surviving corporation.

Representations and Warranties.  In the Merger Agreement, Avocent has made customary representations and warranties to Emerson and Purchaser, including representations relating to its corporate existence and power, corporate authorization, governmental authorization, non-contravention, capitalization, subsidiaries, SEC filings and the Sarbanes-Oxley Act of 2002, financial statements, information to be included in the Schedule 14D-9, the Proxy Statement and other documents to be filed in connection with the transactions contemplated by the Merger Agreement, the absence of certain changes, the absence of undisclosed material liabilities, compliance with laws and court orders, litigation (including regulatory compliance), properties, intellectual property, taxes, employee benefit plans and employment arrangements, environmental matters, material contracts, finders’ fees, the opinion of its financial advisor, and the applicability of certain antitakeover statutes. Emerson and Purchaser have made customary representations and warranties to Avocent with respect to, among other matters, their corporate existence and power, corporate authorization, governmental authorization, non-contravention, information to be included in the Offer documents, the Proxy Statement and other documents to be filed in connection with the transactions contemplated by the Merger Agreement, finders’ fees and the availability of funds to consummate both the Offer and the Merger.

The representations and warranties are qualified by information in confidential disclosure schedules provided by Avocent in connection with the signing of the Merger Agreement. These disclosure schedules contain information that modifies, qualifies and creates exceptions to the representations and warranties set forth in the Merger Agreement. Moreover, certain representations and warranties in the Merger Agreement were used for the purpose of allocating risk between Avocent, Emerson and Purchaser, rather than establishing matters of fact. Accordingly, the representations and warranties in the Merger Agreement may not constitute the actual state of facts about Avocent, Emerson or Purchaser.

The representations and warranties will not survive consummation of the Merger, and cannot be the basis for claims under the Merger Agreement by the other party after termination of the Merger Agreement.

Operating Covenants.  Pursuant to the Merger Agreement, from the date of the Merger Agreement until the earlier of the Merger Effective Time and the termination of the Merger Agreement, Avocent will, and will cause each of its subsidiaries to, conduct its business in the ordinary course consistent with past practice and use its reasonable best efforts to preserve intact its business organization, maintain in effect all of its licenses, permits and other authorizations, keep available the services of its directors, officers and key employees, and maintain satisfactory relationships with its customers, lenders, suppliers and others having material business relationships with it. The Merger Agreement also contains specific restrictive covenants as to certain impermissible activities of Avocent until the earlier of the Merger Effective Time and the termination of the Merger Agreement, which provide that, subject to certain exceptions, including as contemplated or permitted by the Merger Agreement, Avocent will not, and will not permit its subsidiaries to, take certain actions, including, among other things: amend its articles of incorporation, bylaws or other organizational documents

(whether by merger, consolidation or otherwise); split, combine or reclassify any shares of its capital stock; redeem, repurchase, acquire, issue, deliver or sell any securities of Avocent or any of its subsidiaries; incur any capital expenditures or any obligations or liabilities in respect thereof other than (i) those contemplated by the capital expenditure budget that was made available to Emerson prior to the date of the Merger Agreement and (ii) unbudgeted capital expenditures not to exceed $1,000,000 individually or $2,000,000 in the aggregate; enter into, terminate, amend or modify in any material respect any material contract, or waive, release or assign any material rights, claims or benefits of Avocent or any of its subsidiaries; increase compensation (other than compensation increases in the ordinary course of business consistent with past practice for directors, officers and employees of Avocent whose annual base salary does not exceed $250,000), enter into or amend existing employment agreements of certain directors and employees or adopt new or amend existing benefit plans; change financial accounting methods; settle stockholder litigation, litigation relating to the Merger or any material litigation; make or change any tax election, tax accounting period, method of tax accounting or material tax return or claim; take any action that would make any representation or warranty under the Merger Agreement inaccurate; or modify or withdraw approval of certain matters for purposes of the safe-harbor provisions contained in Rule 14d-10 under the Exchange Act.

Access to Information.  From the date of the Merger Agreement until the Merger Effective Time and subject to applicable law and the Confidentiality Agreement between Emerson and Avocent dated June 16, 2009 (the “Confidentiality Agreement”), Avocent will, subject to certain customary exceptions, (i) give Emerson, its counsel, financial advisors, auditors and other authorized representatives full access to the offices, properties, books and records of Avocent and its subsidiaries, (ii) furnish to Emerson, its counsel, financial advisors, auditors and other authorized representatives such financial and operating data and other information as such persons may reasonably request and (iii) instruct the employees, counsel, financial advisors, auditors and other authorized representatives of Avocent and its subsidiaries to cooperate with Emerson in its investigation of Avocent and its subsidiaries. Any such investigation will be conducted in such manner as not to interfere unreasonably with the conduct of the business of Avocent and its subsidiaries. No information or knowledge obtained by Emerson in any such investigation will affect or be deemed to modify any representation or warranty made by Avocent under the Merger Agreement.

No Solicitation.  Under the Merger Agreement, Avocent has agreed that neither it nor any of its subsidiaries will, nor will Avocent or any of its subsidiaries authorize or permit any of its or their officers, directors, employees, investment bankers, attorneys, accountants, consultants or other agents or advisors (“Representatives”) to, directly or indirectly:

•	solicit, initiate or take any action to knowingly facilitate or encourage the submission of any Acquisition Proposal (as defined below);

•	enter into or participate in any discussions or negotiations with, furnish any information relating to Avocent or any of its subsidiaries or afford access to the business, properties, assets, books or records of Avocent or any of its subsidiaries to, otherwise cooperate in any way with, or knowingly assist, participate in, facilitate or encourage any effort by any third party that is seeking to make, or has made, an Acquisition Proposal;

•	fail to make, withdraw or modify in a manner adverse to Emerson the Avocent Board Recommendation (as defined below) (or recommend an Acquisition Proposal or take any action or make any statement inconsistent with the Avocent Board Recommendation) (each, an “Adverse Recommendation Change”);

•	grant any waiver or release under any standstill or similar agreement with respect to any class of equity securities of Avocent or any of its subsidiaries;

•	approve any transaction under, or any person becoming an “interested stockholder” under, Section 203 of the DGCL; or

•	enter into any agreement in principle, letter of intent, term sheet, merger agreement, acquisition agreement, option agreement or other similar instrument relating to an Acquisition Proposal.

Notwithstanding the foregoing, at any time prior to the Acceptance Date, if the Avocent Board determines in good faith, after consultation with outside legal counsel, that the failure to take such action would be inconsistent with its fiduciary duties under the DGCL: (i) Avocent, directly or indirectly through advisors, agents or other intermediaries, may (a) engage in negotiations or discussions with any third party and its Representatives that, subject to Avocent’s compliance with the non-solicitation provisions described above, has made after the date of the Merger Agreement a bona fide, written Acquisition Proposal that the Avocent Board believes in good faith is or is reasonably likely to lead to a Superior Proposal (as defined below) and (b) furnish to such third party or its Representatives non-public information relating to Avocent or any of its subsidiaries pursuant to a confidentiality agreement with such third party with terms and conditions no less favorable to Avocent than those contained in the Confidentiality Agreement (as defined below); provided that (1) such confidentiality agreement need not contain a “standstill” or similar provision that prohibits such third party from making acquisition proposals, acquiring Shares, or taking any other action, and (2) all such information (to the extent that such information has not been previously provided or made available to Emerson) is provided or made available to Emerson, as the case may be, prior to or substantially concurrently with the time it is provided or made available to such third party), (ii) the Avocent Board may make an Adverse Recommendation Change and (iii) Avocent may grant a waiver or release under any “standstill” or similar agreement with respect to any class of equity securities of Avocent or any of its subsidiaries.

The Avocent Board will not take any of the actions referred to in the foregoing paragraph unless Avocent delivers to Emerson a prior written notice advising Emerson that it intends to take such action, and, after taking such action, Avocent will continue to advise Emerson on a reasonably current basis of the status and material terms of any discussions and negotiations with the third party. In addition, Avocent will notify Emerson promptly (but in no event later than 24 hours) after receipt by Avocent (or any of its Representatives) of any Acquisition Proposal, any express indication that a third party is considering making an Acquisition Proposal or any request for information relating to Avocent or any of its subsidiaries or for access to the business, properties, assets, books or records of Avocent or any of its subsidiaries by any third party that would reasonably be expected to lead to, result in or facilitate the making of an Acquisition Proposal. Avocent will (a) provide such notice orally and in writing and will identify the third party making, and the terms and conditions of, any such Acquisition Proposal, indication or request, and (b) keep Emerson reasonably informed, on a reasonably current basis, of the status and material terms of any Acquisition Proposal, indication or request and (c) promptly (but in no event later than 24 hours after receipt) provide to Emerson copies of all correspondence and written materials sent or provided to Avocent or any of its subsidiaries that describe any terms or conditions of any Acquisition Proposal (as well as written summaries of any oral communications addressing such matters). Any material amendment to any Acquisition Proposal will be deemed to be a new Acquisition Proposal for purposes of Avocent’s compliance with the foregoing procedures.

Further, the Avocent Board will not make an Adverse Recommendation Change in response to an Acquisition Proposal unless (i) such Acquisition Proposal constitutes a Superior Proposal, (ii) Avocent promptly notifies Emerson in writing at least five business days before taking that action of its intention to do so, attaching the most current version of the proposed agreement under which such Superior Proposal is proposed to be consummated and the identity of the third party making the Acquisition Proposal and (iii) Emerson does not make, within five business days after its receipt of that written notification, an offer that is at least as favorable to the stockholders of Avocent as such Superior Proposal (it being understood and agreed that any amendment to the financial terms or other material terms of such Superior Proposal will require a new written notification from Avocent and a new five business day period).

The Merger Agreement requires Avocent and its subsidiaries and their Representatives to cease immediately and cause to be terminated any and all existing activities, discussions or negotiations, if any, with any third party and its Representatives conducted prior to the date of the Merger Agreement with respect to any Acquisition Proposal. Avocent is to promptly request that each third party, if any, that has executed a confidentiality agreement within the 12-month period prior to the date of the Merger Agreement in connection with its consideration of any Acquisition Proposal return or destroy all confidential information furnished to such third party by or on behalf of Avocent or any of its subsidiaries (and all analyses and other materials prepared by or on behalf of such person that contain, reflect or analyze that information). If and to the extent contemplated by any such confidentiality agreements, Avocent will use its reasonable best efforts to obtain certifications of such return or destruction from such third parties as promptly as practicable.

The Merger Agreement also provides that nothing therein will prevent the Avocent Board from complying with Rule 14e-2(a) under the Securities Exchange Act of 1934 with regard to an Acquisition Proposal (provided that any such action taken or statement made that relates to an Acquisition Proposal will be deemed to be an Adverse Recommendation Change unless the Avocent Board reaffirms the Avocent Board Recommendation in such statement or in connection with such action).

“Acquisition Proposal” means, other than the transactions contemplated by the Merger Agreement, any third-party offer or proposal relating to, or any third-party indication of interest in, (i) any acquisition or purchase, direct or indirect, of 15% or more of the consolidated assets of Avocent and its subsidiaries or 15% or more of any class of equity or voting securities of Avocent or any of its subsidiaries whose assets, individually or in the aggregate, constitute 15% or more of the consolidated assets of Avocent, (ii) any tender offer (including a self-tender offer) or exchange offer that, if consummated, would result in such third party beneficially owning 15% or more of any class of equity or voting securities of Avocent or any of its subsidiaries whose assets, individually or in the aggregate, constitute 15% or more of the consolidated assets of Avocent, (iii) a merger, consolidation, share exchange, business combination, sale of substantially all the assets, or other similar transaction involving Avocent or any of its subsidiaries whose assets, individually or in the aggregate, constitute 15% or more of the consolidated assets of Avocent in any case as a result of which either (A) the stockholders of Avocent immediately prior to the consummation of such transaction would hold less than 85% of each class of equity and voting securities of Avocent, or (B) Avocent would hold, directly or indirectly, less than 85% of the consolidated assets of the Avocent and its subsidiaries or 85% of each class of equity and voting securities of any subsidiaries of Avocent whose assets, individually or in the aggregate, constitute 15% or more of the consolidated assets of Avocent and its subsidiaries, or (iv) a reorganization, recapitalization, liquidation, dissolution or other similar transaction involving Avocent or any of its subsidiaries whose assets, individually or in the aggregate, constitute 15% or more of the consolidated assets Avocent and its subsidiaries.

“Avocent Board Recommendation” means the unanimous resolution of the Avocent Board to recommend acceptance of the Offer and approval and adoption of the Merger Agreement by Avocent’s stockholders.

“Superior Proposal” means a bona fide, unsolicited written Acquisition Proposal for at least a majority of the outstanding Shares or all or substantially all of the consolidated assets of Avocent and its subsidiaries on terms that the Avocent Board determines in good faith by a majority vote, after considering the advice of a financial advisor of nationally recognized reputation and outside legal counsel and taking into account all the terms and conditions of the Acquisition Proposal, including any break-up fees, expense reimbursement provisions and conditions to consummation, are more favorable to all of Avocent’s stockholders than the transactions contemplated by the Merger Agreement (taking into account a binding offer by Emerson capable of being accepted by Avocent to amend the terms of the Merger Agreement) which the Avocent Board determines is reasonably likely to be consummated and for which financing, if a cash transaction (whether in whole or in part), is then fully committed or reasonably available as determined in good faith by the Avocent Board.

Offer Documents.  Each of Avocent, Emerson and Purchaser has agreed to promptly correct any information provided by it for inclusion in the Schedule TO and the other Offer documents or the Schedule 14D-9 if such information has become (or has become known to be) false or misleading in any material respect, and Emerson has further agreed to cause the Schedule TO and the other Offer documents, as supplemented or amended to correct such information, to be filed with the SEC and to be disseminated to holders of Shares, in each case, to the extent required by applicable law or stock exchange rules.

Third Party Consents and Regulatory Approvals.  The parties have agreed to use their reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under applicable law to consummate the transactions contemplated by the Merger Agreement, including (i) preparing and filing as promptly as practicable all documentation necessary in connection with seeking any regulatory approval, exemption or other authorization from any governmental authority necessary to consummate the transactions contemplated by the Merger Agreement and (ii) obtaining and maintaining all approvals, consents, registrations, permits, authorizations and other confirmations required to be obtained from any governmental authority or other third party necessary to consummate the transactions contemplated by the Merger Agreement. However, the parties will not be required (in connection with the transactions contemplated by the Merger Agreement) to (A) enter into any settlement, undertaking, consent decree, stipulation or agreement with any governmental authority, (B) litigate, challenge or take any other action with respect to any action or proceeding by any governmental authority or (C) divest or otherwise hold separate (including by establishing a trust or otherwise), or take any other action (or otherwise agreeing to do any of the foregoing) with respect to any of its or the surviving corporation’s subsidiaries or any of their respective affiliates’ businesses, assets or properties.

The parties have agreed to make all requisite filings and notifications pursuant to applicable antitrust laws with respect to the transactions contemplated by the Merger Agreement as promptly as practicable after the date of the Merger Agreement (and in any event, in the case of such filing pursuant to the HSR Act, within ten business days, and in the case of such filings and notifications under applicable foreign antitrust laws, within 20 business days) and to supply as promptly as practicable any additional information and documentary material that may be requested and to use their reasonable best efforts to take all other actions necessary to cause the expiration or termination of the applicable waiting periods under the HSR Act and other applicable antitrust laws as soon as practicable. The parties will consult with each other with respect to the obtaining of all permits, consents, approvals and authorizations of all third parties and governmental authorities necessary or advisable to consummate the transactions contemplated by the Merger Agreement and each party will keep the other apprised of the status of matters relating to completion of the transactions contemplated herein. Neither Emerson nor Avocent may consent to any voluntary extension of any statutory deadline or waiting period or to any voluntary delay of the consummation of the transactions contemplated by the Merger Agreement at the behest of any governmental authority without the consent of the other party (which consent will not be unreasonably withheld, delayed or conditioned).

Agreements with respect to Avocent’s Credit Facility.  If, on or prior to the Acceptance Date, the requisite consent of the lenders under the Credit Agreement, dated as of June 16, 2006, by and among Avocent, the guarantors party thereto, the lenders party thereto and Regions Bank, as administrative agent has not been obtained so that the consummation of the Offer will not constitute a breach of or default under such credit facility, then Emerson shall make appropriate arrangements to enable Avocent to satisfy all outstanding obligations owed by Avocent under the credit facility on the Acceptance Date and to terminate such credit facility on the Acceptance Date.

Compensation Arrangements.  Pursuant to the Merger Agreement, following the Merger Effective Time, Emerson will, subject to applicable law, give each employee of Avocent or any of its subsidiaries as of the Merger Effective Time who continue employment with Emerson or Avocent or their respective subsidiaries (“Continuing Employees”) full credit for prior service with Avocent and its subsidiaries (and their predecessors) for purposes of (i) eligibility and, other than with respect to defined benefit plans, vesting under any employee benefit plans and (ii) determination of benefit levels relating to vacation, sick leave, personal time off or severance plans and policies, in each case for which the Continuing Employee is otherwise eligible and in which the Continuing Employee is offered participation, except if such credit would result in a duplication of benefits. In addition, Emerson shall waive, or cause to be waived, any limitations on benefits relating to pre-existing conditions to the same extent such limitations are waived under any comparable plan of Avocent or its subsidiaries prior to the Merger Effective Time and use commercially reasonable efforts to recognize for purposes of annual deductible and out-of-pocket limits under its medical and dental plans, deductible and out-of-pocket expenses paid by Continuing Employees in the calendar year in which the Merger Effective Time occurs. For a period of one year following the Merger Effective Time, Emerson shall provide the Continuing Employees who are employed by Emerson or one of its subsidiaries during such period with base salary or base wages, commissions, bonus opportunity and benefits (other than equity-based compensation and certain individual bonus arrangements agreed to by Avocent and Emerson) that is in the aggregate at least substantially equivalent to such salary or wages and benefits as in effect immediately prior to the Merger Effective Time. In addition, Emerson has agreed to implement (or to cause Avocent to implement) a retention bonus program for the benefit of certain Continuing Employees.

Nothing in the “— Compensation Arrangements” section will confer any rights or benefits on any person other than the parties to the Merger Agreement.

Approval of Compensation Arrangements.  Prior to the Merger Effective Time, Avocent (acting through its compensation committee) will take all steps that may be necessary or advisable to cause each compensation arrangement entered into by Avocent or any of its subsidiaries on or (subject to the restrictions contained in the Merger Agreement) after the date of the Merger Agreement to be approved by the compensation committee of the Avocent Board comprised solely of “independent directors” as an “employment compensation, severance or other employee benefit arrangement” within the meaning of Rule 14d-10(d)(2) under the Exchange Act and to satisfy the requirements of the non-exclusive safe harbor set forth in Rule 14d-10(d) of the Exchange Act.

Indemnification and Insurance.  The Merger Agreement provides that, for six years after the Merger Effective Time, Emerson will cause the surviving company to indemnify and hold harmless each current and former officer and director of Avocent in respect of acts or omissions occurring at or prior to the Merger Effective Time to the fullest extent permitted by the DGCL or any other applicable law or provided under Avocent’s certificate of incorporation and bylaws in effect on the date of the Merger Agreement. The indemnification obligations described in this paragraph are subject to any limitations imposed from time to time under applicable law.

In addition, Emerson will cause the surviving company to maintain in full force and effect for a period of six years from the Merger Effective Time provisions in the surviving company’s certificate of incorporation and bylaws regarding elimination of liability of directors, indemnification and exculpation of officers, directors and employees and advancement of expenses that are no less advantageous to the intended beneficiaries than the corresponding provisions in existence on the date of the Merger Agreement.

Pursuant to the Merger Agreement, with Emerson’s consent, Avocent may purchase a six-year “tail” or runoff policy under Avocent’s directors’ and officers’ insurance policies and fiduciary liability insurance policies (“D&O Insurance”) in effect on the date of the Merger Agreement, so long as the aggregate cost of such policy does not exceed 250% of the current annual premium paid by Avocent for such insurance. If Avocent does not purchase such a policy prior to the Merger Effective Time, Emerson will cause the surviving company to purchase or maintain in effect for six years after the Merger Effective Time D&O Insurance with terms, conditions, retentions and limits of liability that are at least as favorable as those contained in Avocent’s D&O Insurance policies in effect as of the date hereof, provided that if the aggregate cost for such insurance coverage exceeds 250% of the current annual premium paid by Avocent, the surviving company shall be obligated to obtain D&O Insurance with the best available coverage with respect to matters occurring at or prior to the Merger Effective Time for an aggregate cost of 250% of the current annual premium.

Conditions to the Offer.  See “Section 15 — Conditions of the Offer.”

Conditions to the Merger.  The obligations of each party to consummate the Merger are subject to the satisfaction of the following conditions:

•	if required by the DGCL, the Merger will have been approved by the stockholders of Avocent in accordance with the DGCL;

•	no applicable law will prohibit the consummation of the Merger; and

•	Purchaser will have purchased Shares pursuant to the Offer.

Termination.  The Merger Agreement may be terminated and the Merger may be abandoned at any time prior to the Merger Effective Time (notwithstanding any approval of the Merger Agreement by the stockholders of Avocent):

(a) at any time prior to the Acceptance Date, by mutual written agreement of Avocent and Emerson;

(b) by either Avocent or Emerson if:

(i) the Offer is not consummated on or before the End Date; provided that this termination right will not be available to any party whose breach of any provision of the Merger Agreement results in the failure of the Offer to be consummated by such time; or

(ii) there is (A) any applicable law, statute, regulation or rule enacted by any governmental authority or otherwise in effect that makes consummation of the Offer or the Merger illegal or otherwise prohibited or (B) any applicable order, injunction, judgment or decree that enjoins Purchaser from consummating the Offer or Avocent, Emerson or Purchaser from consummating the Merger and such injunction is final and nonappealable;

(c) by Emerson if, prior to the Acceptance Date:

(i) an Adverse Recommendation Change occurs;

(ii) there is an intentional and material breach of Avocent’s non-solicitation obligations under the Merger Agreement (described above under “— No Solicitation”);

(iii) Avocent breaches any of its representations or warranties or fails to perform any of its covenants or agreements under the Merger Agreement, which breach or failure to perform (A) would give rise to the failure of a condition set forth in clauses (ii)(C) and (ii)(D) of “Section 15 — Conditions of the Offer” and (B) is incapable of being cured by the End Date; or

(iv) Avocent or any of its subsidiaries takes, or agrees, resolves or commits to take, certain specified actions that are incapable of being retracted, reversed, rescinded or otherwise cured by the End Date, including (subject, in each case, to certain exceptions): (A) declaring, setting aside or paying any dividend or other distribution in respect of its capital stock; (B) acquiring (by merger, consolidation, acquisition of stock or assets or otherwise) any assets, securities, properties, interests or businesses (subject to certain exceptions for, among other things, supplies and inventory in the ordinary course of business consistent with past practices, and investments in commercial paper and other short term, liquid securities for cash management purposes in the ordinary course of business consistent with past practices); (C) selling, leasing or otherwise transferring, or creating any lien on any of its assets, securities, properties, interests or businesses (subject to certain exceptions for, among other things, sales of inventory or obsolete equipment in the ordinary course of business consistent with past practices and sales of assets, securities, properties, interests or businesses with a sale price (including any related assumed indebtedness) that does not exceed $1,000,000 individually or $2,000,000 in the aggregate); (D) making any loans, advances or capital contributions to, or investments in any other person (subject to certain exceptions for, among other things, loans and advances to employees and directors for travel and business expenses in the ordinary course of business consistent with past practices, and investments in commercial paper and other short term, liquid securities for cash management purposes in the ordinary course of business consistent with past practices; or (E) creating, incurring, assuming, suffering to exist or otherwise becoming liable with respect to any indebtedness for borrowed money or guarantees thereof (subject to certain exceptions for, among other things, indebtedness under Avocent’s existing credit facility as in effect on the date of the Merger Agreement in the ordinary course of business consistent with past practices, guarantees of indebtedness and letters of credit entered into in the ordinary course of business consistent with past practices, and indebtedness existing solely between Avocent and its wholly-owned subsidiaries or between such subsidiaries) (collectively, the “Specified Actions”).

(d) by Avocent if,

(i) (A) Avocent receives a bona fide, written acquisition proposal that constitutes a Superior Proposal, (B) Avocent notifies Emerson in writing least five business days before terminating the Merger Agreement pursuant to this termination right of its intention to do so (which notice shall attach the definitive agreement under which the transaction contemplated by such Superior Proposal is proposed to be consummated), (C) Emerson has not made, within such five business day period, a binding offer capable of being accepted by Avocent that in the good faith judgment of the Avocent Board is at least as favorable to Avocent’s stockholders (in their capacity as such) as such Superior Proposal (provided that any amendment to the financial terms or other material terms of such Superior Proposal shall require a new written notification from Avocent and a new five business day period), and (D) Avocent pays to Emerson the termination fee described below under ‘” — Termination Fee and Expense Reimbursement”; or

(ii) Emerson or Purchaser breaches any of its representations or warranties or fails to perform any of its covenants or agreements under the Merger Agreement, which breach or failure to perform is incapable of being cured by the End Date.

In the event of the termination of the Merger Agreement in accordance with its terms, the Merger Agreement will become void and of no effect without liability of any party (or any stockholder, director, officer, employee, agent, consultant or representative of such party) to the other party, provided that, if such termination results from the intentional (i) failure of either party to fulfill a condition to the performance of the obligations of the other party or (ii) failure of either party to perform a covenant of the Merger Agreement, such party will be fully liable for any and all liabilities and damages incurred or suffered by the other party as a result of such failure.

Termination Fee.  Avocent will be required to pay to Emerson a termination fee in the amount of $35,000,000 (the “Termination Fee”) if the Merger Agreement is terminated in certain circumstances, as described below.

•	If Emerson terminates the Merger Agreement as a result of (i) an Adverse Recommendation Change, (ii) an intentional and material breach of Avocent’s non-solicitation obligations or (iii) Avocent’s taking of (or Avocent’s agreement, resolution or commitment to take) a Specified Action that is incapable of being retracted, reversed, rescinded or otherwise cured by the End Date, then Avocent shall pay the Termination Fee within one business day after such termination.

•	If Avocent terminates the Merger Agreement in order to accept a Superior Proposal (in the circumstances described under (d)(1) in “— Termination” above), Avocent shall pay the Termination Fee concurrently with and as a condition to such termination.

•	If (i) Emerson or Avocent terminates the Merger Agreement because the Offer has not been consummated before the End Date, (ii) after the date of the Merger Agreement but prior to such termination, an Acquisition Proposal is publicly announced or otherwise communicated to the Avocent Board or Avocent’s stockholders and (iii) within twelve months following the date of such termination, Avocent enters into a definitive agreement with respect to an Acquisition Proposal, recommends an Acquisition Proposal to its stockholders or any Acquisition Proposal is consummated (provided that for these purposes, each reference to “15%” in the definition of Acquisition Proposal shall be deemed to be a reference to “50%”, then Avocent shall pay the Termination Fee concurrently with the occurrence of the applicable event described in clause (iii).

•	If Emerson (i) terminates the Merger Agreement as a result of Avocent’s failure to perform a covenant or agreement under the Merger Agreement, (ii) after the date of the Merger Agreement but prior to such failure, an Acquisition Proposal is publicly announced or otherwise communicated to the Avocent Board or Avocent’s stockholders and (iii) within twelve months following the date of such termination, Avocent enters into a definitive agreement with respect to an Acquisition Proposal, recommends an Acquisition Proposal to its stockholders or any Acquisition Proposal is consummated (provided that for these purposes, each reference to “15%” in the definition of Acquisition Proposal shall be deemed to be a reference to “50%”), then Avocent shall pay the Termination Fee (less any expenses of Emerson and its affiliates that Avocent has previously reimbursed as described below under “— Expense Reimbursement”) concurrently with the occurrence of the applicable event described in clause (iii).

Expense Reimbursement.  If Emerson terminates the Merger Agreement as a result of Avocent’s failure to perform a covenant or agreement under the Merger Agreement, Avocent shall (to the extent requested by Emerson) reimburse Emerson and its affiliates, no later than two business days after such request, for up to a maximum of $7,500,000 (in the aggregate) of their reasonable out-of-pocket fees and expenses incurred in connection with the Merger Agreement and the transactions contemplated thereby. Any expenses reimbursed by Avocent under this provision of the Merger Agreement would be credited against the subsequent payment (if any) of the Termination Fee in the circumstances described in the third bullet point under “— Termination Fee” above.

If Emerson requests and receives such reimbursement, then such payment by Avocent shall deemed to be liquidated damages for any and all damages, losses, fees and expenses suffered or incurred by Emerson and its affiliates arising out of the Merger Agreement and the transactions contemplated thereby, and Emerson and its affiliates shall not be entitled to bring any suit, claim or other legal proceeding (whether at law or in equity) for, or otherwise receive payment for any other damages, losses, fees or expenses otherwise suffered or incurred by any such parties as a result of or in connection with the Merger Agreement or the transactions contemplated thereby. If Emerson or any of its affiliates files a suit, claim or other legal proceeding against Avocent or any of its affiliates alleging or otherwise based upon Avocent’s failure to perform any of its covenants or agreements under the Merger Agreement (other than a suit, claim or other legal proceeding to collect the expense reimbursement described in the foregoing paragraph), then Emerson and its affiliates will be deemed to have irrevocably and unconditionally waived any and all right to receive any such expense reimbursement, regardless of the outcome of any such suit, claim or other legal proceeding.

Takeover Statutes.  Avocent has represented in the Merger Agreement that it has taken all action necessary to exempt the Offer, the Merger, the Merger Agreement and the transactions contemplated thereby from Section 203 of the DGCL and any other takeover statutes.

Amendment; Waiver.  Any provision of the Merger Agreement may be amended or waived prior to the Merger Effective Time if, but only if, such amendment or waiver is in writing and is signed, in the case of an amendment, by each party to the Merger Agreement or, in the case of a waiver, by each party against whom the waiver is to be effective; provided that (i) after the Acceptance Date, (A) no amendment will be made that decreases the Offer Price and (B) any such amendment will require the approval of a majority of the directors of Avocent then in office who were not designated by Emerson (or, if there are two or fewer such directors, the approval of all such directors) and (ii) after the approval of the Merger by the stockholders of Avocent (if required by the DGCL), no amendment that by law requires further approval by stockholders of Avocent will be made without the further approval of such stockholders.

The Confidentiality Agreement.  Avocent and Emerson entered into the Confidentiality Agreement in connection with a possible negotiated transaction between the parties. As a condition to being furnished with confidential information, Emerson agreed, among other things, to keep certain information confidential and to use such information solely for the purpose of evaluating a possible transaction between the parties. Upon execution and delivery of the Merger Agreement, the standstill provisions in Section 12 of the Confidentiality Agreement terminated. Subject to certain exceptions, if the Merger Agreement is terminated, the provisions of Section 12 will become effective again, provided that (i) if a “Significant Event” (as defined in such Section 12) shall occur after the date of the Merger Agreement and prior to its termination, then Section 12 shall not become so effective again, and (ii) if Avocent enters into a confidentiality agreement after the date of the Merger Agreement and prior to its termination, and such confidentiality agreement (a) does not contain a “standstill” or similar provision or (b) contains a “standstill” or similar provision that is less restrictive (including as a result of any amendment or waiver thereof) than the provisions of such Section 12, then Section 12 will automatically be amended to be equivalent to such less restrictive provisions.

The foregoing summary description of the Confidentiality Agreement does not purport to be complete and is qualified in its entirety by reference to the Confidentiality Agreement and the Merger Agreement, which Purchaser has filed as an exhibit to the Schedule TO, and which you may examine and copy as set forth in “Section 8 — Certain Information Concerning Avocent” above.

The Exclusivity Agreement.  Avocent and Emerson entered into an exclusivity letter agreement dated September 17, 2009 (the “Exclusivity Agreement”) in connection with a possible negotiated transaction between the parties. The Exclusivity Agreement provided that, among other things, until October 10, 2009, Avocent would not directly or indirectly solicit, initiate, or knowingly encourage any offer or proposal for, or any indication of interest in, a business combination transaction between Avocent and any party other than Emerson.

The foregoing summary description of the Exclusivity Agreement does not purport to be complete and is qualified in its entirety by reference to the Exclusivity Agreement, which Purchaser has filed as an exhibit to the Schedule TO, and which you may examine and copy as set forth in “Section 8 — Certain Information Concerning Avocent” above.

14.  Dividends and Distributions.  As discussed in “Section 13 — The Transaction Documents — The Merger Agreement — Operating Covenants,” pursuant to the Merger Agreement, from the date of the Merger Agreement until the earlier of the Merger Effective Time and the termination of the Merger Agreement, Avocent has agreed not to (i) split, combine or reclassify any shares of its capital stock, (ii) redeem, repurchase or otherwise acquire or offer to redeem, repurchase or otherwise acquire any Avocent securities or securities of any Avocent subsidiary other than (A) repurchases of unvested shares in connection with either the termination of the employment relationship with any employee or upon the resignation of any director or consultant or (B) acquisitions of Avocent securities pursuant to the cashless exercise or tax withholding provisions of Avocent stock options, restricted stock units and performance shares, (iii) issue, deliver or sell, or authorize the issuance, delivery or sale of, any shares of any Avocent securities or securities of any Avocent subsidiary, other than the issuance of (A) any Shares upon the exercise of Avocent stock options or options under Avocent’s 2000 Employee Stock Purchase Plan, (B) any Shares upon the vesting of restricted stock units and performance shares or (C) any securities of any Avocent subsidiary to Avocent or any other subsidiary of Avocent or (v) amend any term of any Avocent security or securities of any Avocent subsidiary (in each case, whether by merger, consolidation or otherwise).

15.  Conditions of the Offer.  Pursuant to the Merger Agreement, Purchaser is not required to accept for payment or pay for any Shares if:

(i) prior to the expiration of the Offer, (A) the Minimum Condition is not satisfied or (B) the applicable waiting period (and any extension thereof) under the HSR Act has not expired or been terminated, or (C) any requisite clearances and approvals under the laws of Austria, Germany, Hungary or Ireland shall not have been obtained; or

(ii) as of immediately prior to the expiration of the Offer (as if may be extended from time to time pursuant to the Merger Agreement):

(A) there shall be instituted or pending any action or proceeding by any governmental authority (1) challenging or seeking to make illegal, to delay materially or otherwise directly or indirectly to restrain or prohibit the making of the Offer, the acceptance for payment of or payment for some or all of the Shares by Emerson or Purchaser or the consummation of the Merger, (2) seeking to obtain material damages relating to the transactions contemplated by the Offer or the Merger, (3) seeking to restrain or prohibit Emerson’s ownership or operation (or that of its affiliates) of all or any material portion of the business or assets of Avocent and its subsidiaries, taken as a whole, or of Emerson and its subsidiaries, taken as a whole, or to compel Emerson or any of its affiliates to dispose of or hold separate all or any material portion of the business or assets of Avocent and its subsidiaries, taken as a whole, or of Emerson and its subsidiaries, taken as a whole, (4) seeking to impose or confirm material limitations on the ability of Emerson, Purchaser or any of Emerson’s other affiliates effectively to exercise full rights of ownership of the Shares, including the right to vote any Shares acquired or owned by Emerson, Purchaser or any of Emerson’s other affiliates on all matters properly presented to Avocent’s stockholders or (5) seeking to require divestiture by Emerson, Purchaser or any of Emerson’s other affiliates of any Shares;

(B) there has been any action taken, or any applicable law has been proposed, enacted, enforced, promulgated, issued or deemed applicable to the Offer or the Merger, by any governmental authority, other than the application of the waiting period provisions of the HSR Act to the Offer or the Merger and the antitrust laws in Germany, Austria, Ireland and Hungary, that is reasonably likely, directly or indirectly, to make illegal or indirectly restrain or prohibit the making of the Offer, the acceptance for payment of or payment for some or all of the Shares by Emerson or Purchaser or the consummation of the Merger;

(C) (1) the representations and warranties of Avocent relating to its corporate existence and power, corporate authorization, capitalization, finders’ fees, the opinion of Avocent’s financial advisor and antitakeover statutes in the Merger Agreement are not true in all material respects at and as of immediately prior to the expiration of the Offer (as it may be extended from time to time pursuant to the Merger Agreement) as if made at and as of such time (other than any such representation and warranty that by its terms addresses matters only as of another specified time, which shall be true in all material respects only as of such time) and (2) any of the other representations and warranties of Avocent contained in the Merger Agreement (disregarding all materiality and Material Adverse Effect (as defined below) qualifications contained therein) are not true at and as of immediately prior to the expiration of the Offer (as it may be extended from time to time pursuant to the Merger Agreement) as if made at and as of such time (other than any such representation and warranty that by its terms addresses matters only as of another specified time, which shall be true only as of such time), except, in the case of clause (2) only, for such matters as have not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect;

(D) Avocent breaches or fails to perform in all material respects any of its obligations under the Merger Agreement required to be performed by Avocent prior to such time, and such breach or failure to perform shall not have been cured;

(E) Avocent fails to deliver to Emerson a certificate signed by an executive officer of Avocent, dated as of the date on which the Offer expires, certifying that (a) the conditions specified in clauses (C) and (D) of this paragraph (ii) do not exist and (b) after the date of the Merger Agreement, none of Avocent or any of its subsidiaries have taken or agreed, resolved or committed to take, any Specified Action which has not been retracted, reversed, rescinded or otherwise cured;

(F) there shall have occurred any event, occurrence, revelation or development of a state of circumstances or facts that is continuing and which, individually or in the aggregate, has had or would reasonably be expected to have a Material Adverse Effect; or

(G) the Merger Agreement is terminated in accordance with its terms.

“Material Adverse Effect” means a material adverse effect on the business, financial condition, assets or results of operations of Avocent and its subsidiaries, taken as a whole, excluding any effect resulting from or arising out of (A) conditions and changes in the financial or securities markets or general economic or political conditions in the United States to the extent that such conditions or changes do not have a materially disproportionate effect on Avocent and its subsidiaries, taken as a whole, relative to other participants in the industry in which Avocent and its subsidiaries operate, (B) conditions and changes (including changes of applicable law) in or generally affecting the industry in which Avocent and its subsidiaries operate to the extent that such conditions and changes do not specifically relate to or have a materially disproportionate effect on Avocent and its subsidiaries, taken as a whole, relative to other participants in the industry in which Avocent and its subsidiaries operate, (C) acts of war, sabotage or terrorism or natural disasters involving the United States to the extent that such events do not have a materially disproportionate effect on Avocent and its subsidiaries, taken as a whole, relative to other participants in the industry in which Avocent and its subsidiaries operate, (D) the announcement or pendency of the transactions contemplated by the Merger Agreement, (E) Avocent’s failure, by itself, to meet analyst expectations, or Avocent’s internal projections, of revenues, operating income, EBIT, EBITDA, net income or other financial metrics (it being understood and agreed that, subject to the other exclusions outlined in this definition, the underlying cause of any such failure may be taken into account in determining whether a Material Adverse Effect has or would be reasonably likely to occur), (F) actions taken by Avocent with the express permission, or at the express request, of Emerson, or (G) any matters expressly set forth in the confidential disclosure schedules.

16.  Certain Legal Matters; Regulatory Approvals.

General.  Based on our examination of publicly available information filed by Avocent with the SEC and other publicly available information concerning Avocent, we are not aware of any governmental license or regulatory permit that appears to be material to Avocent’s business that might be adversely affected by our acquisition of Shares pursuant to the Offer or, except as set forth below, of any approval or other action by any government or governmental administrative or regulatory authority or agency, domestic or foreign, that would be required for our acquisition or ownership of Shares pursuant to the Offer. Should any such approval or other action be required or desirable, we currently contemplate that, except as described below under “State Takeover Statutes”, such approval or other action will be sought. Except as described under “Antitrust”, there is, however, no current intent to delay the purchase of Shares tendered pursuant to the Offer pending the outcome of any such matter. There can be no assurance that any such approval or other action, if needed, would be obtained (with or without substantial conditions) or that if such approvals were not obtained or such other actions were not taken adverse consequences might not result to Avocent’s business or certain parts of Avocent’s business might not have to be disposed of, any of which could cause us to elect to terminate the Offer without the purchase of Shares thereunder. Our obligation under the Offer to accept for payment and pay for Shares is subject to the conditions set forth in “Section 15 — Conditions of the Offer”.

Delaware Law.  As a Delaware corporation, Avocent is subject to Section 203 of the DGCL. In general, the DGCL prevents an “interested stockholder” (generally defined in Section 203 of the DGCL as a person beneficially owning 15% or more of a corporation’s voting stock) from engaging in a “business combination” (generally defined in Section 203 of the DGCL to include a merger or consolidation and certain other transactions) with a Delaware corporation for three years following the time on which such person became an interested stockholder unless: (i) before such person became an interested stockholder, the board of directors of the corporation approved the transaction in which such person became an interested stockholder or approved the business combination; (ii) upon consummation of the transaction which resulted in such person becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding for purposes of determining the number of shares of outstanding stock held by directors who are also officers and by employee stock plans that do not allow plan participants to determine confidentially whether to tender shares); or (iii) following the transaction in which such person became an interested stockholder, the business combination is (A) approved by the board of directors of the corporation and (B) authorized at a meeting of stockholders by the affirmative vote of the holders of at least 66 2/3% of the outstanding voting stock of the corporation not owned by the interested stockholder. In accordance with the provisions of Section 203, the Avocent Board has approved the Merger Agreement and the transactions contemplated thereby, and therefore the restrictions of Section 203 are inapplicable to the Merger and the transactions contemplated by the Merger Agreement. The Avocent Board has determined that Section 203 of the DGCL does not apply to the Merger Agreement and the transactions contemplated thereby (including the Offer and the Merger).

State Takeover Statutes.  A number of states have adopted laws which purport, to varying degrees, to apply to attempts to acquire corporations that are incorporated in, or which have substantial assets, stockholders, principal executive offices or principal places of business or whose business operations otherwise have substantial economic effects in, such states. Avocent, directly or through subsidiaries, conducts business in a number of states throughout the United States, some of which may have enacted such laws. Except as described herein, we do not know whether any of these laws will, by their terms, apply to the Offer or the Merger, and we have not complied with any such laws. To the extent that certain provisions of these laws purport to apply to the Offer or the Merger, we believe that there are reasonable bases for contesting such laws.

In 1982, in Edgar v. MITE Corp., the Supreme Court of the United States invalidated on constitutional grounds the Illinois Business Takeover Statute which, as a matter of state securities law, made takeovers of corporations meeting certain requirements more difficult. However, in 1987, in CTS Corp. v. Dynamics Corp. of America, the Supreme Court held that the State of Indiana could, as a matter of corporate law, constitutionally disqualify a potential acquiror from voting shares of a target corporation without the prior approval of the remaining stockholders where, among other things, the corporation is incorporated, and has a substantial number of stockholders, in the state. Subsequently, in TLX Acquisition Corp. v. Telex Corp., a U.S. federal district court in Oklahoma ruled that the Oklahoma statutes were unconstitutional as applied to corporations incorporated outside Oklahoma in that they would subject such corporations to inconsistent regulations. Similarly, in Tyson Foods, Inc. v. McReynolds, a U.S. federal district court in Tennessee ruled that four Tennessee takeover statutes were unconstitutional as applied to corporations incorporated outside Tennessee. This decision was affirmed by the United States Court of Appeals for the Sixth Circuit. In December 1988, a U.S. federal district court in Florida held in Grand Metropolitan PLC v. Butterworth, that the provisions of the Florida Affiliated Transactions Act and the Florida Control Share Acquisition Act were unconstitutional as applied to corporations incorporated outside of Florida.

If any government official or third party seeks to apply any state takeover law to the Offer or the Merger, we will take such action as then appears desirable, which action may include challenging the applicability or validity of such statute in appropriate court proceedings. If it is asserted that one or more state takeover statutes is applicable to the Offer or the Merger and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer or the Merger, we may be required to file certain information with, or to receive approvals from, the relevant state authorities or holders of Shares, and we may be unable to accept for payment or pay for Shares tendered pursuant to the Offer, or be delayed in continuing or consummating the Offer or the Merger. In such case, we may not be obligated to accept for payment or pay for any tendered Shares. See “Section 15 — Conditions of the Offer”.

U.S. Antitrust.  Under the HSR Act and the rules that have been promulgated thereunder, certain acquisition transactions may not be consummated unless Premerger Notification and Report Forms have been filed with the Antitrust Division of the Department of Justice (the “Antitrust Division”) and the Federal Trade Commission (the “FTC”) and certain waiting period requirements have been satisfied. The purchase of Shares pursuant to the Offer is subject to such requirements.

We expect to file a Premerger Notification and Report Form under the HSR Act with respect to the Offer with the Antitrust Division and the FTC on or about October 20, 2009. The waiting period applicable to the purchase of Shares pursuant to the Offer will expire at 11:59 p.m., New York City time, on the 15th calendar day from the time of filing, unless terminated earlier by the Antitrust Division or the FTC. However, before such time, the Antitrust Division or the FTC may extend the waiting period by requesting additional information or documentary material relevant to the Offer from us. If such a request is made, the waiting period will be extended until 11:59 p.m., New York City time, 10 calendar days after our substantial compliance with such request. Thereafter, such waiting period can be extended only by court order or agreement of Avocent, Emerson, Purchaser and the Antitrust Division or the FTC, as applicable. If either 15-day or 10-day waiting period expires on a Saturday, Sunday or legal public holiday, then the period is extended until 11:59 p.m. the next day that is not a Saturday, Sunday or legal public holiday. We intend to make a request pursuant to the HSR Act for early termination of the waiting period applicable to the Offer. There can be no assurance, however, that the 15-day HSR Act waiting period will be terminated early.

The Antitrust Division and the FTC frequently scrutinize the legality under the antitrust laws of transactions such as our acquisition of Shares pursuant to the Offer. At any time before or after the consummation of any such transactions, the Antitrust Division or the FTC could take such action under the antitrust laws as it deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares pursuant to the Offer or seeking divestiture of the Shares so acquired or divestiture of our or Avocent’s substantial assets. Private parties and state attorney generals may also bring legal actions under the antitrust laws. There can be no assurance that a challenge to the Offer on antitrust grounds will not be made, or if such a challenge is made, what the result will be. See “Section 15 — Conditions of the Offer” for certain conditions to the Offer, including conditions with respect to certain governmental actions, “Section 13 — The Transaction Documents — The Merger Agreement — Termination” for certain termination rights pursuant to the Merger Agreement with respect to certain governmental actions and “Section 13 — The Transaction Documents — The Merger Agreement — Third Party Consents and Regulatory Approvals” with respect to certain obligations of the parties related to obtaining regulatory (including antitrust) approvals.

Emerson and Avocent have agreed to take all actions necessary to secure the expiration or termination of any applicable waiting period under the HSR Act and resolve any objections asserted with respect to transactions contemplated by the Merger Agreement subject to certain exceptions. See “Section 13 — The Transaction Documents — The Merger Agreement — Third Party Consents and Regulatory Approvals” for more detail.

Antitrust in Austria.  Under the provisions of the Austrian Cartel Act 2005 (Kartellgesetz 2005 — “KartG”), the acquisition of Shares pursuant to the Offer may be consummated if the Statutory Parties (Amtsparteien) within the meaning of the KartG have either waived their right to request an in-depth examination of the transaction, or they have not requested an in-depth examination of the transaction within the four week waiting period from the filing of a complete notification and informed Purchaser accordingly. In case such an in-depth examination has been requested, the acquisition of Shares pursuant to the Offer may be consummated if the Cartel Court has either dismissed the request or declared that the concentration will not be prohibited, or the Cartel Court has discontinued the examination proceedings.

Antitrust in Germany.  Under the provisions of the German Act against Restraints on Competition (“ARC”), the acquisition of Shares pursuant to the Offer may be consummated only if the acquisition is approved by the German Federal Cartel Office (“FCO”), either by written approval or by expiration of a one-month waiting period commenced by the filing by Emerson of a complete notification (the “German Notification”) with respect to the Offer, unless the FCO notifies Emerson within the one month waiting period of the initiation of an in-depth investigation. If the FCO initiates an in-depth investigation, the acquisition of Shares under the Offer may be consummated if the acquisition is approved by the FCO, either by written approval or by expiration of a four-month waiting period commenced by the filing of the German Notification, unless the FCO notifies Emerson within the four-month waiting period that the acquisition satisfies the conditions for a prohibition and may not be consummated.

Antitrust in Ireland.  Pursuant to Part 3 of the Irish Competition Act, 2002 Emerson is required to submit a premerger notification to the Competition Authority (the “Authority”) within one month after the Offer is made. Following such notification, the Merger may not be consummated until either the Authority has issued a clearance for the proposed transaction or a prescribed period following notification has expired without the Authority having prohibited the proposed transaction. The proscribed period consists of four months following the date of notification or, where the Authority, within one month of receipt of the notification, requests more information, the date of receipt by the Authority of such information.

Antitrust in Hungary.  Under the provisions of the Hungarian Competition Act (Act LVII of 1996 on the prohibition of unfair and restrictive commercial practices), the agreement on the acquisition of Shares may only come into effect if the acquisition is approved by the Hungarian Competition Office (“HCO”) either by written approval or by expiration of a four-month waiting period commenced by the filing by Emerson of a complete notification (the “Hungarian Notification”) with respect to the Offer. The HCO decides upon the Hungarian Notification either in a simplified proceeding or in a full proceeding. In case of a simplified proceeding, the HCO shall pass its resolution on the merits within 35 working days as of the filing of the Hungarian Notification, which deadline may be prolonged by the HCO once by 15 working days. In case of a full proceeding, the HCO shall pass its resolution on the merits within four months as of the filing of the Hungarian Notification, which deadline may be prolonged by the HCO once by 45 working days. In its resolution on the merits, the HCO may either (i) approve the acquisition, or (ii) set conditions for the approval or prescribe certain obligations for Emerson, or (iii) may decline approval.

If any condition to the Offer, including the condition set forth in paragraph (i)(b) under “Section 15 — Conditions of the Offer” above, has not been satisfied or waived on any scheduled expiration date of the Offer, Purchaser has agreed under the Merger Agreement to extend the Offer from time to time until such conditions are satisfied or waived. Notwithstanding the foregoing, under the terms of the Merger Agreement, the Offer may not be extended beyond the End Date.

17.  Fees and Expenses.  Greenhill & Co., LLC (“Greenhill” or the “Dealer Manager”) is acting as Dealer Manager in connection with the Offer and is and has provided certain financial advisory services to Emerson in connection with the transaction. We have agreed to pay Greenhill a reasonable and customary fee as compensation for its financial advisory services in connection with the transaction, and to reimburse Greenhill for reasonable travel and other out-of-pocket expenses incurred in performing such services.

We have also agreed to indemnify Greenhill against certain liabilities and expenses in connection with the Offer and the Merger and the services performed by Greenhill as financial advisor and Dealer Manager in connection therewith.

We have retained Morrow & Co., Inc. to act as the Information Agent and BNY Mellon Shareowner to act as the Depositary in connection with the Offer. The Information Agent may contact holders of Shares by mail, telephone and personal interviews and may request brokers, dealers, commercial banks, trust companies and other nominees to forward materials relating to the Offer to beneficial owners. The Information Agent and the Depositary each will receive reasonable and customary compensation for their respective services, will be reimbursed for certain reasonable out-of-pocket expenses and will be indemnified against certain liabilities in connection therewith.

We will not pay any fees or commissions to any broker or dealer or any other person (other than the Information Agent and the Depositary) for soliciting tenders of Shares pursuant to the Offer. Brokers, dealers, commercial banks, trust companies and other nominees will, upon request, be reimbursed by us for reasonable and necessary costs and expenses incurred by them in forwarding materials to their customers.

18. Miscellaneous.  The Offer is not being made to, nor will tenders be accepted from or on behalf of, holders of Shares in any jurisdiction in which the making of the Offer or acceptance thereof would not be in compliance with the laws of such jurisdiction. We are not aware of any jurisdiction where the making of the Offer is prohibited by any administrative or judicial action pursuant to any valid state statute. If we become aware of any valid state statute prohibiting the making of the Offer or the acceptance of the Shares, we will make a good faith effort to comply with that state statute. If, after a good faith effort, we cannot comply with the state statute, we will not make the Offer to, nor will we accept tenders from or on behalf of, the holders of Shares in that state. In any jurisdiction where the securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of Purchaser by the Dealer Manager or by one or more registered brokers or dealers licensed under the laws of such jurisdiction.

No person has been authorized to give any information or make any representation on behalf of Purchaser or Emerson, or on behalf of the Dealer Manager, not contained in this Offer to Purchase or in the Letter of Transmittal and, if given or made, such information or representation must not be relied upon as having been authorized.

We have filed with the SEC a Schedule TO, together with exhibits, furnishing certain additional information with respect to the Offer, and may file amendments to our Schedule TO. In addition, Avocent has filed the Schedule 14D-9 pursuant to Rule 14d-9 under the Exchange Act, together with exhibits thereto, setting forth its recommendation and furnishing certain additional related information. Our Schedule TO and the Schedule 14D-9 and any exhibits or amendments thereto may be examined and copies may be obtained from the SEC in the same manner as described in “Section 8 — Certain Information Concerning Avocent” with respect to information concerning Avocent.

Globe Acquisition Corporation

October 15, 2009

SCHEDULE I

DIRECTORS AND EXECUTIVE OFFICERS OF EMERSON

The name, current principal occupation or employment and material occupations, positions, offices or employment for the past five years, of each director and executive officer of Emerson are set forth below. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to employment with Emerson. The business address of each director and officer is 8000 West Florissant Avenue, St. Louis, Missouri, 63136. All directors and executive officers listed below are United States citizens, except for (i) Mr. Boersig, who is a citizen of Germany, (ii) Mr. Fernandez, who is a citizen of Mexico and (iii) Sir Robert Horton and Ms. Harriet Green, who are citizens of the United Kingdom. Directors are identified by an asterisk.

Name	Current Principal Occupation or Employment and Five-Year Employment History

Craig W. Ashmore	Mr. Ashmore has served as Emerson’s Executive Vice President, Planning and Development, since October 2009 and was Senior Vice President, Planning and Development from 2004 through 2009. In October 2007 he was named a member of Emerson’s Office of Chief Executive. Previously, Mr. Ashmore served as Group Vice President of Emerson Telecommunication Products and from 2001 to 2003 was Vice President of Corporate Profit Planning.

Clemens A. H. Boersig*	Mr. Boersig is the Chairman of the Supervisory Board of Deutsche Bank AG and is a member of the Supervisory Boards of Daimler AG, Linde AG and Bayer AG. Mr. Boersig served as a member of the Management Board of Deutsche Bank AG from 2001 to 2006 and also served as a member of the Supervisory Board of Lufthansa AG until April 2008 and Heidelberger Druckmaschinen AG until March 2007. He has been a director of Emerson since 2009.

August A. Busch, III*	Mr. Busch formerly served as Chairman of the Board of Anheuser-Busch Companies, Inc. He currently serves as a director of AT&T Inc. Mr. Busch has been a director of Emerson since 1985.

Frank J. Dellaquila	Mr. Dellaquila has served as Emerson’s Senior Vice President Finance and Controller of Emerson since August 2009. Prior to his current position, Mr. Dellaquila served as Senior Vice President Acquisitions and Development from 2004 to 2009 and Senior Vice President and Chief Financial Officer of Emerson’s Motors and Appliance Components business from 2000 to 2004.

David N. Farr*	Mr. Farr is currently the Chairman of the Board, Chief Executive Officer and President of Emerson. Mr. Farr has been Chief Executive Office since October 2000 and was appointed as Chairman in September 2004 and as President in November 2005. Mr. Farr has been a director of Emerson since 2000.

Carlos Fernandez G.*	Mr. Fernandez is the Chairman and Chief Executive Officer of Grupo Modelo, S.A.B. de C. V. He is also a director of Grupo Televisa, S.A.B. and Grupo Modelo, S.A.B. de C.V. Mr. Fernandez has been a director of Emerson since 2001.

Walter J. Galvin*	Mr. Galvin is currently the Vice Chairman and Chief Financial Officer of Emerson. Mr. Galvin previously served as a Senior Executive Vice President of Emerson from 2004 to 2009 and Executive Vice President from 2000 to 2004. He also serves as a director of Ameren Corporation. Mr. Galvin has been a director of Emerson since 2000.

Arthur F. Golden*	Mr. Golden is a partner at Davis Polk & Wardwell LLP. He has been a director of Emerson since 2000.

Name	Current Principal Occupation or Employment and Five-Year Employment History

Harriet Green*	Ms. Green is the President and Chief Executive Officer of Premier Farnell plc. She served as the President of Arrow Asia Pacific from 2004 to 2006 and the Head of Worldwide Marketing at Arrow Electronics, Inc. from 2002 to 2004. She is also a director of Premier Farnell plc. Ms. Green has been a director of Emerson since 2008.

Robert B. Horton*	Sir Robert Horton formerly served as Chairman of BP p.l.c., Railtrack Group PLC, Chubb plc and The Sporting Exchange, Ltd. Sir Robert Horton served as Chairman of the Sporting Exchange, Ltd. from March 2004 to November 2005 and Executive Chairman from November 2005 to January 2006. He has been a director of Emerson since 1987.

William R. Johnson*	Mr. Johnson is the Chairman, President and Chief Executive Officer of H.J. Heinz Company. Mr. Johnson is also a director of H.J. Heinz Company and United Parcel Service, Inc. He has been a director of Emerson since 2008.

Vernon R. Loucks, Jr.*	Mr. Loucks serves as a director of MedAssets, Inc. and Segway, Inc., and as the Chairman of the Board of The Aethena Group, LLC. Mr. Loucks is a former director of Anheuser-Busch Companies, Inc., Edwards Lifesciences Corporation, Pain Therapeutics, Inc. and Affymetrix, Inc. Mr. Loucks served as Chief Executive Officer of Segway LLC from January 2003 to November 2003 and is the retired Chairman and Chief Executive Officer of Baxter International, Inc. He has been a director of Emerson since 1979.

John B. Menzer*	Mr. Menzer is currently the Chief Executive Officer of Michaels Stores, Inc. Mr. Menzer was appointed Chief Executive Officer of Michaels Stores, Inc. in April 2009. Mr. Menzer retired as Vice Chairman and Chief Administrative Officer of Wal-Mart Stores, Inc. in March 2008. Mr. Menzer served as Executive Vice President of Wal-Mart Stores, Inc. and President and Chief Executive Officer of Wal-Mart International from 1999 to 2005, as Vice Chairman of Wal-Mart Stores, Inc. from September 2005 until his retirement in March 2008, and as Chief Administrative Officer of Wal-Mart Stores, Inc. from March 2007 until his retirement in March 2008. He has been a director of Emerson since 2002.

Edward L. Monser	Mr. Monser is currently the Chief Operating Officer of Emerson. Mr. Monser was appointed as Chief Operating Officer in November 2001.

Charles A. Peters*	Mr. Peters is currently the Senior Executive Vice President of Emerson. Mr. Peters was appointed as Senior Executive Vice President in October 2000. He has been a director of Emerson since 2000.

Joseph W. Prueher*	Mr. Prueher serves as a director of The New York Life Insurance Company, Dyncorp International, Inc. and Fluor Corporation. He is a retired Admiral from the U.S. Navy and is a former U.S. Ambassador to The People’s Republic of China. Mr. Prueher was a director of Bank of America Corporation until June 2009. He has been a director of Emerson since 2001.

Rozanne L. Ridgway*	Ms. Ridgway is a director of three funds in the American Funds complex of mutual funds. Ms. Ridgway is also Chairman (non-executive) of the Baltic-American Enterprise Fund and the Center for Naval Analyses. Ms. Ridgway was formerly the Assistant Secretary of State for Europe and Canada and was formerly a director of The Boeing Company, Manpower, Inc., 3M Company and Sara Lee Corporation. She has been a director of Emerson since 1995.

Richard J. Schlueter	Mr. Schlueter is currently the Vice President and Chief Accounting Officer of Emerson. Mr. Schlueter has been Vice President Accounting since 1999 and was also appointed as Chief Accounting Officer in February 2003.

Name	Current Principal Occupation or Employment and Five-Year Employment History

Frank L. Steeves	Mr. Steeves is currently the Senior Vice President, Secretary and General Counsel of Emerson. Mr. Steeves was appointed Senior Vice President, Secretary and General Counsel in March 2007. Prior to his current position, Mr. Steeves was Vice Chairman of the Milwaukee-based law firm of von Briesen & Roper, S.C., which has provided legal services to Emerson since 2001. Mr. Steeves joined von Briesen & Roper as partner in 2001, and became Vice Chairman of the firm in 2004.

Randall L. Stephenson*	Mr. Stephenson is currently the Chairman and Chief Executive Officer of AT&T Inc. Prior to becoming Chairman and Chief Executive Officer of AT&T Inc. in June 2007, Mr. Stephenson served as Chief Operating Officer of AT&T Inc. from November 2005 to June 2007, as Chief Operating Officer of SBC Communications Inc. from April 2004 to November 2005 and as Senior Executive Vice President and Chief Financial Officer of SBC from August 2001 to April 2004. SBC Communications Inc. acquired AT&T Corp. in November 2005. He has been a director of Emerson since 2006.

DIRECTORS AND EXECUTIVE OFFICERS OF PURCHASER

The name, current principal occupation or employment and material occupations, positions, offices or employment for the past five years of each director and executive officer of Purchaser are set forth below. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to employment with Purchaser. The business address of each director and officer is 8000 West Florissant Avenue, St. Louis, Missouri, 63136. All directors and executive officers listed below are United States citizens. Directors are identified by an asterisk.

Name	Current Principal Occupation or Employment and Five-Year Employment History

Craig W. Ashmore*	Mr. Ashmore has served as President since Purchaser was formed. Mr. Ashmore has served as Emerson’s Executive Vice President, Planning and Development, since October 2009 and was Senior Vice President, Planning and Development from 2004 through 2009. In October 2007 he was named a member of Emerson’s Office of Chief Executive. Prior to his current position, Mr. Ashmore served as Group Vice President of Emerson Telecommunication Products and from 2001 to 2003 was vice president of corporate profit planning.

Frank J. Dellaquila*	Mr. Dellaquila has served as Vice President since Purchaser was formed. Mr. Dellaquila has served as Emerson’s Senior Vice President and Controller of Emerson since August 2009. Prior to his current position, Mr. Dellaquila served as Senior Vice President Acquisitions and Development from 2004 to 2009 and Senior Vice President and Chief Financial Officer of Emerson’s Motors and Appliance Components business from 2000 to 2004.

Alan D. Mielcuszny*	Mr. Mielcuszny has served as Vice President since Purchaser was formed. Mr. Mielcuszny served as Emerson’s Vice President, Development since 2008. Prior to his current position, Mr. Mielcuszny served as a Director of Development from 2005 to 2008 and as the Assistant Treasurer from 2000 to 2005.

Frank L. Steeves*	Mr. Steeves has served as Secretary since Purchaser was formed. Mr. Steeves is currently the Senior Vice President, Secretary and General Counsel of Emerson. Mr. Steeves was appointed Senior Vice President, Secretary and General Counsel in March 2007. Prior to his current position, Mr. Steeves was Vice Chairman of the Milwaukee-based law firm von Briesen & Roper, S.C., which has provided legal services to Emerson since 2001. Mr. Steeves joined von Briesen & Roper as a partner in 2001, and became Vice Chairman of the firm in 2004.

Facsimile copies of the Letter of Transmittal will be accepted. The Letter of Transmittal and certificates for Shares and any other required documents should be sent to the Depositary at one of the addresses set forth below:

The Depositary for the Offer is:

By Mail:	By Overnight Courier:	By Hand:
BNY Mellon Shareowner Services PO BOX 3301 South Hackensack NJ 07606	BNY Mellon Shareowner Services Attn Corporate Action Dept 27th Floor 480 Washington Blvd Jersey City NJ 07310	BNY Mellon Shareowner Services Attn Corporate Action Dept 27th Floor 480 Washington Blvd Jersey City NJ 07310

By Facsimile Transmission:
(For Eligible Institutions Only)
(201) 680 4626

Confirm Facsimile Transmission:
(By Telephone Only)
(201) 680 4860

If you have questions or need additional copies of this Offer to Purchase and the Letter of Transmittal, you can call the Information Agent or the Dealer Manager at their respective addresses and telephone numbers set forth below. You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offer.

The Information Agent for the Offer is:

470 West Avenue
Stamford, CT 06902
(203) 658-9400

Banks and Brokerage Firms, Please Call: (203) 658-9400
Stockholders Call Toll Free: (800) 607-0088
E-mail: avocenttenderinfo@morrowco.com

The Dealer Manager for the Offer is:

Greenhill & Co., LLC
300 Park Avenue
New York, New York 10022
Call Toll Free: (888) 504-7336